As filed with the Securities and Exchange Commission on December 13, 2006

Registration No. 333-137265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4

to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNIVERSAL POWER GROUP, INC.
(Exact name of Registrant as specified in its charter)

Texas	7389; 5063	75-1288690
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Universal Power Group, Inc.
1720 Hayden Road
Carrollton, Texas 75006
(469) 892-1122
(469) 892-1201 Facsimile
(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)

Randy Hardin
Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Road
Carrollton, Texas 75006
(469) 892-1122
(469) 892-1201 Facsimile
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Joel J. Goldschmidt, Esq.	Norman R. Miller, Esq.
Morse, Zelnick, Rose & Lander LLP	Patton Boggs LLP
405 Park Avenue	2001 Ross Avenue
Suite 1401	Suite 3000
New York, New York 10022	Dallas, Texas 75201-8001
(212) 838-8269	(214) 758-6630
(212) 838-9190 Facsimile	(214) 758-1550 Facsimile

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Proceeds (1)		Amount of Registration Fee

Common stock to be sold by the company	$22,050,000.00	(2)	$2,359.35

Common stock to be sold by the selling shareholder	$9,000,000.00		$963.00

Representatives’ warrants	$100.00		$.01

Common stock underlying the representatives’ warrants (3)(4)	$4,860,000.00		$520.02

Total	$35,910,100.00		$3,842.38

Amount previously paid			$3,654.60

Balance paid herewith			$187.78

(1)	Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Includes shares issuable upon exercise of underwriters’ over-allotment option.

(3)	The Representatives’ warrants cover 10% of the shares sold in the offering and the exercise price will be 120% of the initial public offering price.

(4)

Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated December 13, 2006

3,000,000 Shares

UNIVERSAL POWER GROUP, INC.

          This is our initial public offering. A total of 3,000,000 shares of common stock are being offered. We are offering 2,000,000 shares of common stock and our corporate parent, Zunicom, Inc. (“Zunicom”), is selling 1,000,000 shares of our common stock that it owns. We will not receive any of the proceeds from the sale of shares by Zunicom. Immediately before this offering Zunicom owned 100% of our outstanding shares. Immediately after this offering Zunicom owns 40% of our outstanding shares (without taking account any shares sold as a result of the exercise of the underwriter’s over-allotment option described below).

          We anticipate that the initial public offering price of the shares will be in the range of $7.00 - $9.00 per share.

          No public market currently exists for our common stock. We have applied to list our common stock on the American Stock Exchange under the symbol “UPG.”

          Investing in our shares involves significant risks. See “Risk Factors” beginning on page 9.

	Initial Public Offering Price	Underwriting Discounts and Commissions	Proceeds to Universal Power Group	Proceeds to Zunicom

Per Share
Total

          We have also agreed to pay the underwriters of this offering, a non-accountable expense allowance equal to _% of the aggregate public offering price for the 3,000,000 shares offered under this prospectus and to sell to the representatives of the several underwriters warrants to purchase up to an aggregate of 345,000 shares of common stock at a price equal to $____ per share [120% of the initial public offering price per share].

          We have also granted the underwriters a 45-day option to purchase up to an additional 450,000 shares to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver shares to purchasers on or about ___________, 200_.

Ladenburg Thalmann & Co. Inc.	Wunderlich Securities, Inc.

The date of this prospectus is , 2006

          You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

          Until _________, 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          We own U.S. rights to a number of trademarks, trade names, service marks and service names that we use, some of which are registered. These marks and names include the following: UB Scootin®, Adventure Power®, Batteries & Beyond™, Charge N’ Start™, UNILOK™, Let Us Power You™ and UPG™.

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PROSPECTUS SUMMARY

          This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the financial statements and the notes to the financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information contained in this prospectus (i) assumes that the underwriters do not exercise their over-allotment option, (ii) does not take into account the issuance of any common stock upon exercise of warrants or stock options and (iii) gives retroactive effect to an increase in our authorized capital on November 8, 2006 and a 6.07404258-for-1 forward stock split that was effected on October 25, 2006. All references in this prospectus to “Universal Power Group,” “UPG,” “us,” “we,” and “our” refer to Universal Power Group, Inc. and its predecessors, unless the context otherwise indicates.

Overview

          We are (i) a third-party logistics company specializing in supply chain management and value-added services and (ii) a leading supplier and distributor of portable power supply products, such as batteries, security system components and related products and accessories. Our principal product lines include:

•	batteries of a wide variety of chemistries, battery chargers and related accessories;

•	portable battery-powered products, such as jump starters and 12-volt power accessories;

•	security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cabling and other components; and

•	electro-magnetic devices, capacitors, relays and passive electronic components.

          We ensure that all the products that we sell, which are required to have safety approvals, are certified by the appropriate agency, such as Underwriters Laboratories (UL), Underwriters Laboratories Canada (CUL), Canadian Standards Associates (CSA), Community Europa (CE) and Technischer Uberwachungs Verein (TUV).

          Our supply chain management services include inventory sourcing, procurement, warehousing, distribution and fulfillment. Our value-added services include custom battery pack assembly, custom kitting and packing, private labeling, product design and engineering, graphic design and used battery pick-up and disposal. These services enable our customers to operate more efficiently and enhance their business by providing them with cost savings through effective sourcing, reducing inventory maintenance levels and streamlining distribution and order fulfillment. In addition, we also source and distribute batteries and portable power products under various manufacturers’ and private labels, as well as under our own proprietary brands, UPG™, Adventure Power®, UB Scootin®, Batteries & Beyond™, Charge N’ Start™ and UNILOK™. We believe that we have one of the largest inventories of batteries in the United States and are one of the leading domestic distributors of sealed, or “maintenance-free,” lead-acid batteries.

          Our customers include original equipment manufacturers (“OEMs”), distributors and retailers, both on-line and traditional. The products we manage and distribute are used in a diverse and growing range of industries, including automotive, marine, recreational vehicles, medical devices and instrumentation, consumer goods, electronics and appliances, marine and medical applications, computer and computer-related products, office and home office equipment, security and surveillance equipment, and telecommunications equipment and other portable communication devices. Our largest customer is Brink’s Home Security (“Brinks”), one of the largest installers of security systems in the United States. We function as one of Brinks’ principal supply chain managers and inventory fulfillment providers in the United States and Canada, handling and delivering to its branches and independent authorized dealers, many of the installation components and tooling required by their security system installers.

          In each of the last nine years we have achieved double digit growth in net sales. Over that nine-year period, our compound annual growth rate in net sales was 32.9%. Similarly, our income before taxes has grown in four of the last five years. Over that five-year period, our compound annual growth rate in income before taxes was 18.3%. For

2005, our net sales were $81.3 million, and our income before taxes was $1.9 million. For the nine months ended September 30, 2006, our net sales were $68.0 million and our income before taxes was $2.0 million.

Competitive Advantages

          We believe that we are well-positioned to continue to provide cost-effective and efficient solutions to address the demands of the market place for third-party logistics services, particularly supply chain management and value-added services, and to continue to grow as a leading supplier and distributor of batteries and other portable power supply products. We further believe that our primary competitive advantages include the following:

•

Well-established sourcing contacts. We have long-standing relationships with manufacturers in the Pacific Rim, principally in China. We were also one of the first authorized distributors of Panasonic batteries in the United States.

•

Key customer relationships. Over the last two years we have had over 2,900 customers, including sole proprietors, small businesses, as well as many large, well-known national, regional and local distributors and retailers. Our customers include Brinks, RadioShack, Bass Pro Shops, Cabela’s, Pride Mobility, The Scooter Store, Protection One, Home Depot Supply, the U.S. Navy, and GE Security.

•

Extensive inventory permits prompt response to customer needs. We stock a broad range of products according to our customers’ and seasonal needs. We had $19.1 million of inventory at December 31, 2005 and $20.8 million of inventory at September 30, 2006. Of these amounts, $8.5 million and $9.9 million, respectively, represented inventory held to fulfill our obligations to Brinks. The remaining inventory consists of commonly sold products dedicated to our entire customer base. We regularly carry over 75 classes of products, reflecting over 2,200 SKUs. We believe that we carry one of the largest inventories of sealed lead acid batteries. As a result, we are able to ship virtually anywhere in the United States within 24-48 hours of receipt of a purchase order.

•

National distribution. Our primary logistics center and warehouse facility is located in Carrollton, Texas, part of the Dallas metroplex area. We also have regional logistics centers and retail outlets in Oklahoma City, Oklahoma and Las Vegas, Nevada.

•

Value-added services. We offer an array of value-added services not commonly provided by other third-party logistics companies. These services include inventory sourcing, procurement and management, custom kitting and assembly, product development, private labeling, and coordinating customers with licensed, EPA approved handlers for their battery recycling needs. Also, we were one of the first authorized Panasonic modification centers in the United States.

•

Broad industry experience; experienced management and support professionals. We have been in business for almost 40 years and have extensive knowledge of our markets and products. Our chief executive officer, Randy Hardin, has been in the battery distribution business for over 20 years. We also have a dedicated and experienced management team coupled with an excellent support staff.

•

Reputation for quality. Since our inception, we have built a reputation based on the quality of our products, the timeliness of our deliveries, and our responsiveness to customer demands. We believe that our commitment to customer satisfaction and our sourcing expertise have earned us a reputation as a premier supplier of batteries and other portable power products and related accessories. We have had ISO 9001:2000 certification since October 2003. In addition, we ensure that we obtain safety approvals on our products where required by one or more of the following agencies: UL, CUL, CSA, CE and TUV.

Growth Strategy

          Our goals are to become (i) a leading provider of supply chain management, value-added and other logistics solutions to commercial, industrial and retail markets and (ii) a leading supplier and distributor of portable power products, to meet increasing consumer needs for accessibility, portability and mobility. To attain these goals, we plan to execute on the following strategies:

•

Expand our third-party logistics and value-added services. With our third-party logistics and supply chain expertise and our array of value-added services, we are identifying and aggressively pursuing new markets and new customers. We are marketing our third-party logistics and supply chain solutions to other markets, such as housewares, office supplies and toys. We plan to open new regional logistics centers in geographic areas where we have existing customer concentration. In connection with these new logistics centers, we will also add a fleet of delivery trucks to service customers in those areas, which could increase our visibility in the area, provide better service to our customers, and reduce our costs. In addition, each of these new logistics centers will include our branded retail outlet, “Batteries & Beyond™.” We believe that these retail operations can generate higher profit margins than either of our existing businesses.

•

Enhance our information technology capabilities. We provide a customized web portal interface for Brinks that allows it to easily place orders online with access to and management of its fulfillment needs. We plan to develop similar systems for our other customers based on their particular needs. In addition, we have begun to develop a warehouse management system that will enable us to improve overall supply chain workflow and efficiency, provide greater visibility throughout the supply chain process, provide real-time data and effective decision-making capabilities.

•

Expand into new markets and increase product offerings. Currently, our business focuses on portable power supply products and related products and accessories, such as batteries of a variety of chemistries, battery chargers and jump starters. We intend to expand into new markets for our existing products and expand our product lines. For example, through our sealed lead acid battery distribution, we have expanded to serve the medical scooter, jet-ski, motorcycle, hunting and marine markets. We also plan to expand our product lines to include a more comprehensive offering of: (i) consumer batteries and chargers for electronic devices, such as cell phones, laptops, camcorders, digital cameras and toys; (ii) sealed lead acid batteries for consumer, industrial, and customized applications; (iii) battery-powered and related consumer goods, such as battery chargers and maintainers, jumpstarters, portable power tools and accessories; (iv) security-related, access-control products; and (v) other new products.

•

Development of proprietary products. We intend to develop other proprietary products synergistic to our business, to build added value and offerings to our customers. For example, we have a pending patent application on a battery cross-reference kiosk concept.

•

Vertical integration. We believe that to remain competitive we must add manufacturing capability. We believe that this will enable us to accelerate our growth, reduce our costs, and protect and/or defend our position in the market.

•

Expand into e-commerce operations. We plan to develop an online retail presence and enhance our e-commerce capabilities. We have rights to the domain names www.batteriesandbeyond.com, www.batteriesnbeyond.com and www.batteriesbeyond.com.

•

Global expansion. We have a number of customers located in the United Kingdom, Australia, Ireland and Canada. Part of our growth strategy is to further develop new accounts in Europe and Latin America and to establish logistics centers in strategic global locations to service these accounts.

Corporate History and Information

          We were organized in July 1968 under the laws of Texas as Computer Components Corporation. In January 2003 we changed our name to Universal Battery Corporation, and in May 2003 we changed our name to Universal Power Group, Inc. Our principal executive office is located at 1720 Hayden Road, Carrollton, Texas 75006, and our telephone number is (469) 892-1122. Our web address is www.upgi.com. None of the information on our website is part of this prospectus.

          Currently, all of our stock is owned by Zunicom, a Texas corporation, whose stock is traded on the OTC Bulletin Board under the symbol “ZNCM.OB.” Zunicom also owns all of the issued and outstanding stock of AlphaNet Hospitality Systems, Inc. (“AlphaNet”), a company that develops and provides wireless connectivity, communication, and productivity systems to the hospitality industry and business travelers. Once this offering is complete Zunicom’s ownership interest in us will be 40% (36.7% if the over-allotment option is exercised in full). We also have three inactive wholly owned subsidiaries, two of which are incorporated in Texas and one of which is incorporated in Nevada.

The Offering

Common stock offered by us	2,000,000 shares

Common stock offered by Zunicom	1,000,000 shares

Common stock to be outstanding after this offering	5,000,000 shares

Proposed American Stock Exchange symbol	UPG

Use of proceeds

Working capital to expand our logistics and value-added services, build new logistics centers and retail outlets, fund expanded sales and marketing activities, invest in information technology, develop new products and acquire manufacturing capabilities.

Risk factors

Investing in our securities involves a high degree of risk. As an investor, you should be able to bear the loss of your entire investment. You should carefully consider the information set forth in the Risk Factors section beginning on page 9 of this prospectus in evaluating an investment in our securities.

          The number of shares outstanding immediately after this offering does not take into account any shares underlying the (i) underwriters’ over-allotment option, (ii) the warrants that we will issue to the representatives as part of their compensation and (iii) the 2006 Stock Option Plan.

SUMMARY FINANCIAL INFORMATION
(in thousands, except share and per share data)

Statement of operations data:

	Years ended December 31,			Nine months ended September 30,

	2003	2004	2005	2005	2006

	(audited)			(unaudited)
Net sales	$58,670	$67,160	$81,275	$59,961	$68,017
Gross profit	$9,105	$8,804	$10,315	$7,773	$9,674
Operating expenses	$7,191	$7,568	$7,888	$5,898	$7,096
Operating income	$1,914	$1,236	$2,426	$1,876	$2,578
Income before provision for income taxes	$1,603	$745	$1,948	$1,531	$2,000
Net income	$919	$398	$1,134	$891	$1,168
Net income per share – basic and diluted	$0.31	$0.13	$0.38	$0.30	$0.39
Weighted average number of shares outstanding – basic and diluted	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

Pro forma information (unaudited):

          The unaudited pro forma financial data is set forth below for informational purposes only and is not indicative of actual results that would have been achieved had the events described below occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial data necessarily indicative of the results to be expected for the full year or any future period. The unaudited pro forma financial data does not purport to predict results of operations, cash flows or other data as of any future dates or for any future period. The pro forma adjustments are based on estimates and currently available information and assumptions that we believe are reasonable. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.” The unaudited pro forma financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and notes appearing elsewhere in this prospectus.

Pro forma statement of operations data:

	Year ended December 31, 2005	Nine months ended September 30, 2006

Net sales	$81,275	$68,017
Gross profit	$10,315	$9,674
Operating expenses	$7,631	$6,924
Operating income	$2,684	$2,750
Income before provision for income taxes	$2,205	$2,172
Net income	$1,304	$1,282
Net income per share – basic and diluted	$0.43	$0.43
Weighted average number of shares outstanding – basic and diluted	3,000,000	3,000,000

          Pro forma information reflects the following adjustments to our historical financial data:

•

An increase in operating expenses of approximately $223,000 for the year ended December 31, 2005 and $188,000 for the nine months ended September 30, 2006. These increases reflect costs that were incurred by Zunicom on our behalf, including wages, approximately $138,000 for 2005 and $104,000 for the first nine months of 2006, and related payroll taxes, approximately $16,000 for 2005 and $13,000 for the first nine months of 2006, and audit fees, approximately $69,000 for 2005 and $71,000 for the first nine months of 2006. The wages and related payroll taxes were paid to or in connection with four individuals who were employed by both Zunicom and us. As of the date of this prospectus, these four individuals are our full-time employees and the adjustment represents the actual salaries we will pay them after the date of this prospectus and are derived from the salaries historically incurred by Zunicom. The additional audit fee is based on an estimate provided by our independent accountants for their services. All of these costs are expected to have a continuing impact on our future operations. The monthly management fee that we paid to Zunicom was intended to reimburse Zunicom for these costs.

•

A decrease in management fees of $480,000 for the year ended December 31, 2005 and $360,000 for the nine months ended September 30, 2006, reflecting all management fees paid or accrued to Zunicom during those periods. This fee was paid to Zunicom in lieu of separate allocations for the above mentioned costs. As of the date of this prospectus, the management fee will no longer be payable to Zunicom. The elimination of the management fee will have a continuing impact on our future operations.

•

An increase in the provision for income taxes of approximately $87,000 for the year ended December 31, 2005 and $58,000 for the nine months ended September 30, 2006 attributable to the changes in general and administrative expenses described above.

Pro forma balance sheet data:

	September 30, 2006

	Actual	Adjustments	Pro forma	Pro forma as adjusted

Current assets	$31,234	$(177)	$31,057	$45,157
Working capital	$3,926	$3,380	$7,306	$21,406
Total assets	$32,025	$(177)	$31,848	$46,028
Total liabilities	$27,565	$1,293	$28,858	$28,858
Shareholders’ equity	$4,460	$(1,470)	$2,990	$17,090

          Pro forma information in the table above reflects (i) elimination of a $177,000 current receivable due from AlphaNet which will be assigned to Zunicom as partial payment of a current payable to Zunicom, (ii) forgiveness of approximately $530,000 of the payable to Zunicom, (iii) conversion of $2.85 million of short-term indebtedness owed to Zunicom to a long-term liability and (iv) an estimated $2 million dividend (assuming an initial public offering price per share of $8.00) that will be declared immediately before this offering is effective. The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of the UPG shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share.

          Pro forma as adjusted information in the table above also takes into account the estimated net proceeds of this offering.

	December 31, 2005

	Actual	Adjustments	Pro forma

Current assets	$28,721	$(121)	$28,600
Working capital	$4,014	$—	$4,014
Total assets	$29,252	$(121)	$29,131
Total liabilities	$24,997	$—	$24,997
Shareholders’ equity	$4,256	$—	$4,256

          Pro forma information in the table above reflects the elimination of the current receivable due from AlphaNet of $121,000, which will be assigned to Zunicom as partial payment of a current payable to Zunicom.

RISK FACTORS

          This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

          A significant portion of our annual revenue is derived from a single customer. If this customer were to terminate its relationship with us or even reduce its level of business with us our operating results would suffer.

          For the years ended December 31, 2005, 2004 and 2003, one customer, Brinks, accounted for 56%, 51% and 50% of our net sales, respectively. For the nine months ended September 30, 2006 Brinks accounted for 59% of our net sales. At September 30, 2006 our Brinks receivable was $3.9 million, representing approximately 41% of our total accounts receivable as of that date, none of which was more than 30 days old as of that date. At any one time, we may carry as much as $10.0 million of inventory to fulfill our obligations to Brinks. If Brinks were to fail to purchase these items from us, we may not be able to find other buyers for these products. Our agreement with Brinks expires in November 2008 but Brinks has the right to terminate our agreement at any time by giving us 120 days prior written notice. If Brinks were to exercise this right or significantly reduce the level of business it does with us, our revenues and profitability would be adversely impacted. We cannot assure you that we will be able to extend our agreement with Brinks or, if we can, what the terms of that agreement will be. In addition, any adverse developments in Brinks’ business could have an adverse impact on our financial condition. The market price of our stock may be adversely affected because of this customer concentration.

          We depend on a limited number of suppliers and do not have written agreements with any of them. Any disruption in our ability to purchase products from them or any drastic changes in the prices we pay for our products could adversely affect our gross margins and profitability, which could have an adverse impact on our operating results.

          All of our products are manufactured and assembled by third-party manufacturers, many of which are located in the Pacific Rim region, principally China. We depend on these third-party manufacturers to supply us with quality products in a timely and efficient manner. If they fail to do so, we may have to find other sources to meet our inventory needs. This could result in increased costs which we may not be able to pass on to our customers, lost sales opportunities, and/or a decrease in customer satisfaction, which could damage our reputation.

          Our largest supplier is Honeywell Security and Custom Electronics (“HS&CE”), formerly known as Ademco, a division of Honeywell International, Inc., and the source of much of our Brinks inventory. In each of 2005 and 2004, we purchased 44% of our inventory from HS&CE. We do not have a written agreement with HS&CE, although Brinks does. Our second largest supplier is Zhongshan Hengli Electrical Appliance Factory (“Hengli”), which is based in the Guangdong province, People’s Republic of China. Hengli accounted for 22% and 19% of our inventory purchases in 2005 and 2004, respectively, and 80% of all of our battery purchases in 2005. We continue to rely on Hengli as our principal source for batteries because of price, the quality of its products, its ability to satisfy our need for a broad range of battery chemistries and its timely deliveries. We believe that we get competitive pricing from Hengli because of the volume of our purchases. If our relationship with Hengli was to terminate for any reason, we may have to source our purchases from multiple factories. This could have an adverse impact on the price we pay for batteries and other products that we carry and may also adversely impact other factors such as the quality of our products and the timeliness of our shipments. This could then adversely impact our ability to meet customer expectations and damage our reputation.

          Any disruption in our ability to move our goods from the manufacturers to our logistics centers or from our logistics centers to our customers could result in lost business.

          Other than some of the items we purchase to fulfill our obligations to Brinks, substantially all of our products are manufactured outside the United States, and most of our products are then shipped from one of our logistics centers to our customers. As a result, we depend on third parties, principally shippers and shipping brokers, freight forwarders, and customs brokers, to facilitate our transportation needs. Transportation delays or interruptions, such as those caused by labor strikes, natural disasters, terrorism, inspection delays, import restrictions, bad weather, or acts of war, could impede our ability to timely deliver our products to our customers. These delays could damage our reputation and materially and adversely affect our operations and financial condition. Also, these interruptions could increase our costs, if, for example, we were forced to ship our products via air rather than ocean freight or if insurance costs were to increase significantly as a result of terrorism or acts of war.

          We depend on foreign manufacturers, which exposes us to various financial, political and economic risks.

          For the years ended December 31, 2005 and 2004, we purchased approximately 30% and 39%, respectively, of our products through foreign sources, predominantly in China and other Pacific Rim countries. In some instances, particularly when we are dealing with a new supplier, we are required to finance a portion of the tooling cost and raw material purchases that the factory will incur to meet our requirements. Sometimes our customer will offset our exposure by paying us an upfront fee. However, this is not always the case and we are often at risk if the factory cannot deliver the goods to us. As a result, our ability to sell certain products at competitive prices could be adversely affected by any of the following:

•	increases in tariffs or duties;

•	changes in trade treaties;

•	strikes or delays in air or sea transportation;

•	future United States legislation with respect to pricing and/or import quotas on products imported from foreign countries;

•	changes in local laws and regulations;

•	wars, hostilities or other military activity;

•	expropriation of private enterprises;

•	currency limitations including restrictions on repatriation or transfer of funds; and

•	turbulence in offshore economies or financial markets.

          Our ability to be competitive with respect to sales of imported components could also be affected by other governmental actions and policy changes, including anti-dumping and international antitrust legislation.

          Currency fluctuations could have a negative impact on financial performance, which may result in the loss of all or a portion of your investment in us.

          Although all of our transactions are recorded in U.S. dollars, adverse currency fluctuations could make components manufactured abroad more expensive, cause shortages due to unfavorable export conditions or cause our foreign suppliers to limit exports to the United States. Significant changes in the value of the Chinese renminbi in relation to the U.S. dollar could increase the cost of goods and raw materials for Chinese manufacturers, which they would then look to incorporate into the price of goods that we purchase from them. As a result, we cannot assure you that currency fluctuations will not have a material adverse effect on our operating results in the future.

          Our industry is cyclical, which causes our operating results to fluctuate significantly.

          Many of the products that rely on portable power supply units and related products and accessories that we sell constitute discretionary purchases. Consumer spending is unpredictable and is affected by many factors, including interest rates, consumer confidence levels, tax rates, employment levels and prospects, and general economic conditions. As a result, a recession in the general economy or other conditions affecting disposable consumer income and retail sales would likely reduce our sales.

          We cannot predict the timing or the severity of the cycles within our industry. In particular, it is difficult to predict how long and to what levels any industry upturn or downturn and/or general economic weakness will last or will be exacerbated by terrorism or war or other factors on our industry. The electronic components distribution industry has historically been affected by general economic downturns. These economic downturns have often had an adverse economic effect upon manufacturers, end-users of electronic components and electronic components distributors. Our industry also directly depends on the continued growth of the electronic components industry and indirectly on end-user demand for our customers’ products. The timing of new product developments, the life-cycle of existing electronic products, and the level of acceptance and growth of new products can also affect demand for electronic components. Due to changing conditions, our customers have experienced, and may in the future experience, periods of inventory corrections which could have a significant negative impact on our results. We have supported in the past and expect in the future to support new technologies and emerging markets. If these new technologies and emerging markets fail to be accepted or grow, our operating results could suffer significantly. Our operating results have significantly fluctuated in the past, and will likely fluctuate in the future, because of these market changes and factors.

          Our industry is susceptible to supply shortages and price volatility. Any delay or inability to obtain components or a significant increase in the price of components may have an adverse effect on our operating results.

          The electronics industry, in general, has been susceptible to supply shortages and price volatility. In part, these conditions are attributable to the price of lead and copper, the two principal raw materials used to manufacture electronic components, and the price of oil, which impacts both manufacturing costs and shipping costs. Over the past few years, prices for lead and copper have increased significantly. In the last 10 years, the price of oil has increased 260%, from approximately $20 per barrel to over $70 per barrel. These price increases could lead to supply shortages as manufacturers hold up or delay production in the hope that prices will come down or because they do not have the capital to continue purchasing raw materials at the same level. These shortages could adversely impact our ability to satisfy customer demands, impairing not only our financial performance but jeopardizing our ongoing relationships with our customers. In addition, it is not always possible to pass along these price increases to our customers, which would have an unfavorable impact on our gross margins and overall profitability. On the other hand, as a result of price decreases, which are also possible when dealing with commodity-based products, we may experience periods when our investment in inventory exceeds the market price of such products. This could have a negative impact on our sales and gross profit.

          Our business model assumes that distributors will continue to play a significant role in the electronics industry, as a traditional distributor, as a logistics provider or as both. A reversal of the trend for distributors to play an increasing role in the electronic components industry could adversely affect our business.

          Traditionally, distributors have played an important role in the electronics industry serving as the bridge between the component manufacturers and OEMs, wholesalers and retailers. In recent years, there has been a growing trend for OEMs and contract electronics manufacturers to outsource their procurement, inventory and materials management processes to third parties, particularly electronic component distributors. We believe this trend has contributed and will continue to contribute to our growth. However, as a result of the Internet and other recent developments contributing to the “global economy,” OEMs and retailers have the opportunity to contract directly with the component manufacturers, bypassing the distributors. If that direct contact becomes a trend, our sales would be materially adversely affected.

          Competition in our industry is intense, which creates significant pricing pressures on our products and services. If we cannot compete effectively, our gross margins and profitability would be adversely impacted, which could have an adverse impact on the market price of our stock.

          We compete with numerous, well-established companies, many, if not most of which are larger and have greater capital and management resources than we do. Our principal competitors include other logistics companies, shippers, such as UPS Supply Chain, FedEx and DHL who also provide supply chain management services, and battery distributors, such as Interstate Batteries, MK Battery and Dantona, as well as companies like us that are both logistics providers and distributors. In addition, we are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us. We compete primarily on the basis of price, inventory availability, scope of services, quality of products and services, delivery time and customer relationships. We expect competition to intensify in the future. To the extent our competitors have superior financial resources, they may be better able to withstand price competition and can even implement extensive promotional programs. They may also be able to offer a broader range of services.

          Our ability to remain competitive will largely depend on our ability to continue to source the products we sell at competitive prices, control costs and anticipate and respond to various trends affecting the industry. These factors include new product introductions and pricing strategies, changes in customer preferences and requirements, consumer trends, demographic trends and international, national, regional and local economic conditions. New competitors or competitors’ price reductions or increased spending on marketing and product development, as well as any increases in the price of raw materials that our suppliers pass on would have a negative impact on our financial condition and our competitive position, as larger competitors will be in a better position to bear these costs and price increases. We cannot assure you that we will be able to compete successfully against existing companies or ones that will enter our market in the future.

          Our revolving credit agreement with Compass Bank contains restrictive covenants that could impede our growth and our ability to compete.

          Our working capital requirements are significant. To fund our operations we rely on cash flow from operations and a $16.0 million working capital revolving credit facility. At December 31, 2005, the outstanding balance on the credit line was $9.3 million and at September 30, 2006 the outstanding balance was $11.6 million. In addition, at those dates our total liabilities, including accounts payable, was $25.0 million and $27.6 million, respectively. The credit facility restricts us in many ways and these restrictions as well as the amount of the debt we carry at any one time may have an adverse impact on the price of our stock.

          First, the indebtedness under the credit facility is secured by all of our assets, including inventory and receivables. If we were to breach any of the terms of our agreement with the bank and the bank were to exercise its right to declare a default and a court of competent jurisdiction were to determine that we are in default, the bank could foreclose on its security interests. Any foreclosure action could cause us to seek protection under the federal bankruptcy code which, in turn, would have a material adverse effect on our ability to operate at a level required to maintain or achieve profitability, which, in turn, could adversely impact the price of our stock and your investment.

          Second, the indebtedness due under the facility matures in April 2007. We have not entered into any discussions with the bank about extending the facility nor have we entered into discussions with any other financial institution regarding replacing the facility. We cannot assure you that we will be able to extend the facility with the bank or enter into an agreement with another financial institution to replace the existing credit facility nor do we know what the terms would be of any such new facility. If we cannot extend the facility or replace it, we will have to look for other ways to repay the debt, which may include selling assets. This could have an adverse affect on our operations.

          Third, the credit agreement contains numerous negative covenants, such as restricting our ability to incur additional indebtedness, incur capital expenditures in excess of $100,000, and undertake any other financing transaction without the bank’s consent or prohibiting us from buying another business or assets having a purchase price in excess of $50,000 without the bank’s consent. For the year ended December 31, 2005 our capital expenditures totaled approximately $186,000, exceeding the allowable limit of $100,000, resulting in a default under our loan agreement. While the bank waived that default, we cannot assure that it will be willing to waive any other defaults in the future. The consequences of these restrictions may include one or more of the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•

requiring that a substantial portion of our cash flows from operations be applied to pay principal and interest on our indebtedness and lease payments under our leases, thereby reducing cash flows available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage compared to competitors with less leverage or better access to capital resources.

          Fourth, the agreement requires us to maintain various financial ratios and satisfy various other financial and operating requirements and conditions, including a borrowing base computation. These ratios and the borrowing base computation limit our ability to draw on the facility. Also, failure to satisfy these ratios, requirements and conditions could result in a breach of the loan covenants, giving the bank the right to declare a default and commence proceedings to collect the debt. Our ability to satisfy these ratios, requirements and conditions may be affected by events that are beyond our control. These ratios, requirements and conditions together with the negative covenants may restrict or limit our operating flexibility, limit our flexibility in planning for and reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures.

          Fifth, our ratio of total liabilities to total market capitalization may exceed that of other companies in our industry. As a result, an investment in us could be perceived by the market as more risky than an investment in our competitors, which may have an adverse impact on the price of our stock. In addition, the total amount of our debt makes us particularly susceptible to changes in general economic conditions or even adverse changes in the financial condition in one or more of our significant customers. To meet our operating and debt service requirements, which are significant, we must take steps to assure that our existing customer base is comprised of businesses having financial resources sufficient to assure timely payment for our product shipments and that we identify creditworthy potential customers.

          Finally, a portion of the borrowings under our credit facility are and will continue to be at a variable rate based upon prevailing interest rates, which exposes us to risk of increased interest rates.

          Disruption in our logistics centers may prevent us from meeting customer demand and our sales and profitability may suffer as a result.

          We manage our product distribution in the continental United States through our operations in Carrollton, Texas, and two regional logistics centers, one in Oklahoma City and the other in Las Vegas. A serious disruption, such as earthquakes, tornados, floods, or fires, at any of our logistics centers could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business.

          As part of our long-term growth strategy, we may undertake strategic acquisitions. If we are unable to address the risks associated with these acquisitions our business operations may be disrupted and our financial performance may be impaired.

          Our long-term growth strategy includes building or acquiring a manufacturing facility. We also will consider acquiring other logistics companies or distributors if we believe such an acquisition would expand or complement our existing business. In pursuing acquisition opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition targets could also result in increased acquisition costs and a diminished pool of businesses, technologies, services or products available for acquisition. Our long-term growth strategy could be impeded if we fail to identify and acquire promising candidates on terms acceptable to us. Assimilating acquired businesses involves a number of other risks, including, but not limited to:

•	disrupting our business;

•

incurring additional expense associated with a write-off of all or a portion of the related goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the expected benefits;

•	incurring unanticipated costs or unknown liabilities;

•	managing more geographically-dispersed operations;

•	diverting management’s resources from other business concerns;

•	retaining the employees of the acquired businesses;

•	maintaining existing customer relationships of acquired companies;

•	assimilating the operations and personnel of the acquired businesses; and

•	maintaining uniform standards, controls, procedures and policies.

          For all these reasons, our pursuit of an overall acquisition or any individual acquisition could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

          Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources. If we fail to manage our growth effectively, our business may be negatively impacted.

          In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

          Our success to date and our future success depend on our senior executives and other key personnel. If we lose the services of any of these individuals, our business will suffer.

          We depend substantially on the efforts and abilities of our senior executives. The loss or interruption of the full-time service of one or more of these executives could materially and adversely affect our business and operations. Even though we have employment agreements with these executives we cannot assure you that they will continue to work for us. If we were to lose the services of any of our senior executives and we were not able to replace them quickly and with people of comparable skills, our operations would be adversely impacted.

          If we become subject to product returns or product liability claims resulting from defects in our products, we may face an increase in our costs, a loss of customers, damage to our reputation, or a delay in the market acceptance of our products.

          The products that we sell are complex and may contain undetected defects or experience unforeseen failures. Recently, Dell Computer Corporation, Apple Computer Inc., Toshiba Corp. and IBM Corp and Lenovo Group announced multimillion dollar recalls of certain lithium-ion batteries manufactured by Sony Corporation (“Sony”) and included in their respective laptop computers. In total, over 9 million laptop computers are involved in the recalls. The recall was in response to reports that the subject batteries would overheat and catch fire. We carry lithium-ion batteries, although we do not purchase them from Sony. Nevertheless, we cannot assure you that the products we sell, despite any safety certification they may carry, are free of all defects. Even though we are not a manufacturer, as part of the supply chain we may be named as a defendant in a lawsuit for property damage or personal injury resulting from defects in the goods we handle. If that happens, we may be forced to undertake a product recall program, which could cause us to incur significant expenses and could harm our reputation and that of our products. In addition, a product liability claim brought against us, even if unsuccessful, would likely be time-consuming, diverting management’s attention from sales and product development efforts, and costly to defend. If successful, such claims could require us to make significant damage payments in excess of our insurance limits.

          If we are unable to protect our intellectual property, our ability to compete effectively in our markets could be harmed.

          We regard our trademarks, trade names, service marks, service names, trade secrets and other intellectual property rights important to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark law, statutory and common law, trade secret protection and confidentiality agreements with our employees, and with our customers and vendors whenever possible, in order to protect our intellectual property rights. Not all of our customers and vendors agree to these provisions, and the scope and enforceability of these provisions is uncertain. In addition, even if our intellectual property rights are enforceable in the United States, they may not be enforceable in other countries where we do business. As a result, despite these precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Moreover, we may have to resort to litigation, which is expensive and time-consuming and will divert management’s attention from our core business.

          We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us or prosecuting others for their unauthorized use of our intellectual property.

          We cannot be certain that the products we purchase from our suppliers do not and will not infringe on issued patents or other proprietary rights of others. In fact, we are a named defendant in an action brought by Energizer Holdings, Inc. and Eveready Battery Company, Inc. against us and over 20 other respondents relating to the manufacture, importation and sale of certain alkaline batteries alleged to infringe one of their patents. Any claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. We may be unable to obtain such licenses on commercially reasonable terms, or at all, and the terms of any offered licenses may not be acceptable to us. If forced to cease using such intellectual property, we may not be able to develop or obtain alternative technologies. An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, or selling certain of our products, which could have a material adverse effect on our business.

          Furthermore, parties making such claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to make, use, or sell our products in the United States or abroad. A judgment like that could have a material adverse effect on our business. In addition, we are obligated under certain agreements to indemnify our customers or other parties if we infringe the proprietary rights of third parties. Any required indemnity payments under these agreements could have a material adverse effect on our business.

          We owe a significant amount of money to Zunicom, our corporate parent and controlling shareholder. Our obligation to repay a portion of this indebtedness may be accelerated upon circumstances beyond our control, which could strain our financial resources.

          On the date of this prospectus we will issue two notes to Zunicom, our corporate parent and controlling shareholder. One note, the dividend note, will have an original principal amount equal to the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share. The other note, the tax note, will have an original principal amount of $2.85 million. Both notes have a maturity date 66 months from the date of this prospectus. Interest only is payable during the first 18 months of the term. Thereafter, interest and principal will be payable in 16 equal quarterly installments. The dividend note must be repaid from the net proceeds to us from the sale of the shares covered by the over-allotment option. If the over-allotment option is not exercised or even if it is exercised but not in an amount sufficient to repay the note in full, we will owe a significant amount of money to Zunicom and the combined payments under both notes would adversely impact our working capital position and could strain our financial resources to the extent that we may have to reallocate resources from operations.

          We will incur increased costs as a result of being a public company, which may divert management attention from our business and impair our financial results.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a wholly-owned subsidiary of Zunicom. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the American Stock Exchange, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

          Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (S-Ox 404), we are required to furnish a report on our internal controls over financial reporting. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective and (d) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting. Our report must be completed in early 2008 and the attestation report must be completed by early 2009.

          To comply with S-Ox 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under S-Ox 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by S-Ox 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

          We are subject to various governmental regulations that could adversely affect our business.

          Like many businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, product disposal, and health and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs to comply with existing, new, modified, or more stringent requirements. The use of our products is also governed by a variety of state and local ordinances that could affect the demand for our products.

Risks Related to this Offering

          Currently, there is no public market for our common stock. If an active market does not develop for our securities, you may not be able to sell our common stock when you want.

          This is our initial public offering. As such, currently, there is no public trading market for our common stock. Even after this offering is completed, an active trading market in our common stock may never develop or continue. An illiquid market will make it more difficult for you to sell our stock should you desire or need to do so.

          Our stock price may fluctuate after this offering, which could result in substantial losses for investors.

          The market price for our common stock will vary from the initial public offering price after trading commences and may trade at a price below the initial public offering price. This could result in substantial losses for investors. Even more, the market price of our securities may be volatile, fluctuating significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and ratings by securities analysts;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our services, our competitors or business in general;

•	additions or departures of key personnel;

•	fluctuations in the costs of materials and supplies;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of publicly-traded companies in general and in the electronic industry in particular.

          We may not be able to maintain our listing on the American Stock Exchange, which may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

          Although we plan to list our common stock on the American Stock Exchange, we cannot assure you that we will continue to meet the criteria for continued listing on the American Stock Exchange in the future. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the Over-the-Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations. If our common stock is delisted from the American Stock Exchange, it will become subject to the SEC’s “penny stock rules,” which imposes sales practice requirements on broker-dealers that sell such common stock to persons other than established customers and “accredited investors.” Application of this rule could adversely affect the ability or willingness of broker-dealers to sell our common stock and may adversely affect the ability of purchasers in this offering to resell their common stock in the secondary market.

          After this offering, Zunicom will continue to control us, which may result in conflicts of interest, or the appearance of such conflicts, and may adversely impact our value and the liquidity of our stock.

          Immediately after this offering Zunicom beneficially owns 40.0% of our outstanding common stock (36.7% if the over-allotment option is exercised in full). William Tan, our chairman, is also the chairman of Zunicom and Ian Edmonds, our chief operating officer and a member of our board of directors (the “Board”) and the son-in-law of Mr. Tan, is also a member of the board of directors of Zunicom. At the time this offering is effective, Mr. Tan and Mr. Edmonds will have options, which, if exercised, would give each of them 6.7% of our issued and outstanding shares of common stock immediately after this offering (6.1% if the over-allotment option is exercised in full). These options have an exercise price equal to the initial public offering price per share. As a result, Mr. Tan and Mr. Edmonds, through Zunicom, will effectively control all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of Mr. Tan and Mr. Edmonds, which could result in reducing our profitability. In addition, this concentration of share ownership, and the appearance of conflicts, even if such conflicts do not materialize, may adversely affect the trading price for our common stock, because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of shareholders. We do not have a formal procedure for resolving any conflicts of interest.

          Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

          Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, we will have 5,000,000 shares of common stock issued and outstanding, 5,450,000 shares if the over-allotment option is exercised in full. In addition, we will have an additional 1,595,000 shares of common stock reserved for future issuance as follows:

•	1,250,000 shares reserved for issuance under our 2006 Stock Option Plan; and

•	345,000 shares underlying the representatives’ warrants.

          The 3,000,000 shares of common stock sold in this offering will be freely tradable without restriction. Following one year from the closing of this offering, or earlier upon the consent of the underwriters, all of the 2,000,000 shares of common stock owned by Zunicom after this offering and any shares issuable upon exercise of vested options may be publicly sold, subject to the volume restrictions of Rule 144(d) under the Securities Act of 1933. Future sales, or even the possibility of future sales, may depress our common stock price.

          Management will have broad discretion over the use of proceeds from this offering and may not apply them effectively or in the manner currently contemplated.

          We will have broad discretion in determining the specific uses of the proceeds from this offering. While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We will also have significant flexibility as to the timing and the use of the proceeds. As a result, investors will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. You will rely on the judgment of our management with only limited information about their specific intentions regarding the use of proceeds. We may spend most of the proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected.

          We may issue shares of preferred stock in the future, which could depress the price of our stock.

          Our corporate charter authorizes us to issue shares of “blank check” preferred stock. The Board has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, the Board could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, the rights of the holders of our common stock could be impaired thereby, including, without limitation, with respect to liquidation.

          Texas law and provisions of our amended and restated articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

          Our amended and restated articles of incorporation and bylaws and the corporate laws of the State of Texas include provisions designed to provide the Board with time to consider whether a hostile takeover offer is in our and shareholders’ best interests, but could be utilized by the Board to deter a transaction that would provide shareholders with a premium over the market price of our shares. These provisions include the availability of authorized but unissued shares of common stock for issuance from time to time at the discretion of the Board; the availability of authorized shares of preferred stock, the number of which to be issued from time to time and their terms and conditions being solely in the discretion of the Board; bylaws provisions enabling the Board to increase the size of the board and to fill the vacancies created by the increase; and bylaw provisions establishing advance notice procedures with regard to business to be presented at shareholder meetings or to director nominations (other than those by or at the direction of the Board). The Texas Business Corporation Act also contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances where our shareholders might otherwise receive a premium over the market price of our shares. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

          The initial public offering price of our common stock may not reflect our true fair market value.

          The public offering price for our common stock has been determined by negotiation between us and the underwriters and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market. As such, we cannot assure that the price of a share of common stock sold in this offering will not decline immediately after the offering is completed.

          We do not anticipate paying dividends in the foreseeable future. This could make our stock less attractive to potential investors.

          We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the foreseeable future. Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and capital requirements.

          Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

          The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing stock in this offering will incur immediate dilution of $4.58 per share or 57.3%, based on an assumed initial public offering price of $8.00 per share, the midpoint of the range. As a result of this dilution, investors purchasing shares of common stock in this offering will have contributed 91.0% of the total amount invested in us but will own only 60% of our outstanding common stock. In addition, the exercise of outstanding options and warrants and future equity issuances may result in further dilution to investors and current shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. In addition, our past results of operations do not necessarily indicate our future results.

          Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. Moreover, the logistics services business and the electronic supply and distribution business is very competitive and rapidly changing. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, and we cannot assess the impact of all such risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

          Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

          In this offering we are selling 2,000,000 shares of our common stock and Zunicom is selling 1,000,000 shares of our common stock. In addition, we have granted the underwriters an option to purchase an additional 450,000 shares to cover over-allotments. We will not receive any of the proceeds attributable to the sale of shares by Zunicom. In addition, we have agreed to pay all of the expenses associated with this offering other than the underwriters’ discount and commission attributable to the shares sold by Zunicom.

          Assuming a public offering price of $8.00 per share, the midpoint of the range, 7% underwriting commissions and 1% non-accountable expense allowance, we estimate that the net proceeds to us from this offering will be approximately $14.1 million. Non-accountable expenses are expenses incurred by the representative in connection with this offering that are payable out of the proceeds of the offering, but for which it is not required to produce evidence of payment because we have agreed to pay a fixed percentage of the gross proceeds for this purpose. If the representative exercises the over-allotment option in full, we estimate that the net proceeds to us of the offering will be approximately $17.4 million.

          Based on the current status of our business, we intend to use the net proceeds that we receive from this offering for one or more of the following purposes:

•

Develop and open new regional logistics centers and retail outlets. We plan to open five or six new regional logistics centers and retail outlets over the next two years. Based on our experience with our regional logistics centers in Oklahoma City and Las Vegas, we estimate the total cost of opening a new logistics center retail outlet is approximately $0.5 million to $1.0 million, including inventory purchases. The net proceeds that will be allocated for this purpose will be from $2.5 million to $6.0 million.

•

Purchase and customize a warehouse management system and related hardware, such as computerized material handling equipment and carousels, and upgrade and improve our other critical information technology systems. We estimate the cost to develop a warehouse management system that meets our needs will be approximately $0.3 million, the hardware will be approximately $0.7 million, and the estimated cost of other information technology additions and improvements that we plan to make is $0.1 million to $0.2 million, for a total of approximately $1.2 million.

•

Increase our sales and marketing department and efforts by adding sales representatives in the United States and abroad and by participating in a greater number of trade shows and other industry events. We estimate that approximately $0.25 million will be allocated for this purpose.

•

Expand our inventory of product and service offerings. To do so, we may have to finance a portion of the tooling and raw material costs that factories will incur to meet our demands. We estimate that approximately $0.25 million will be allocated for this purpose.

•

Expand into new markets, including international markets and the consumer market through retail outlets and online sales. We estimate that approximately $0.5 million will be allocated for this purpose.

•

Develop or acquire manufacturing capability. We have no present commitments, understandings, or agreements as to any acquisition. We cannot estimate how much of the proceeds will be allocated to this use.

          We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including cash generated by operations, other financing opportunities, evolving business needs, changes in customer demands and preferences, competitive developments, new strategic opportunities, cost of materials, general economic conditions and other factors that we cannot anticipate at this time. Any unallocated portion of the net proceeds will be used for general corporate purposes. Pending their use, we intend to invest the net proceeds of this offering in interest-bearing, investment grade securities. Alternatively, we may use the net proceeds to temporarily pay down the balance on our working capital line of credit.

If the underwriters exercise the over-allotment option, the net proceeds to us from the sale of those shares will be used to repay the note evidencing the dividend declared immediately before this offering is effective. The dividend reflects a portion of our undistributed earnings through the date of this offering. The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share. The dividend is evidenced by a note payable, which will have a maturity date 66 months from the date of issuance (the date of this prospectus) and which will bear interest at the rate of 6% per annum. Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid to the extent of the net proceeds from the sale of shares covered by the over-allotment option and the balance in 16 equal quarterly installments beginning 21 months after the date of issuance.

          We expect that the net proceeds from this offering together with cash flow from operations will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be permissible under our existing credit facility or, if permitted, would be available or, if available, what the terms of such a financing would be.

DIVIDEND POLICY

          Since 1999 through the date of this prospectus, we have distributed approximately $7.0 million to Zunicom. This amount includes management fees and dividends. After this offering is completed, we will no longer pay Zunicom a management fee. Immediately before the effective date of this offering, we will declare a dividend in an amount equal to the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus. The dividend will be evidenced by a note payable, which will have a maturity date 66 months from the date of issuance (the date of this prospectus) and which will bear interest at the rate of 6% per annum. Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid to the extent of the net proceeds from the sale of shares covered by the over-allotment option and the balance in 16 equal quarterly installments beginning 21 months after the date of issuance. Also, immediately before the date of this prospectus we will issue to Zunicom a note in the original principal amount of $2.85 million as evidence of a payable due to Zunicom. This note will bear interest at the rate of 6% per annum and will have a maturity date 66 months from the date of issuance (the date of this prospectus). Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid in 16 equal quarterly installments beginning 21 months after the date of issuance.

           We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2006 on an actual basis, on a pro forma basis and pro forma as adjusted for this offering. The pro forma data takes into account:

•	elimination of the $177,000 receivable due from AlphaNet;

•	forgiveness of approximately $530,000 of the payable to Zunicom recorded as paid-in-capital; and

•

an estimated $2 million dividend that will be declared immediately before the effective date of this offering (assuming an initial public offering price of $8.00 per share). The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share.

          The pro forma as adjusted data also takes into account our receipt of $14.1 million, the estimated net proceeds from this offering.

	September 30, 2006

			Pro forma,
	Actual	Pro forma	as adjusted

	(unaudited; in thousands)
Shareholders’ equity:

Preferred stock, no shares authorized, actual; 5,000,000 shares, par value $.01 per share authorized, pro forma and pro forma adjusted; no shares issued and outstanding , actual pro forma and as adjusted	$—	$—	$—

Common stock, $0.01 par value, 50,000,000 shares authorized; 3,000,000 shares issued and outstanding actual and pro forma; 5,000,000 shares issued and outstanding, pro forma as adjusted	30	30	50
Additional paid-in capital	3,823	2,353	16,433
Retained earnings	607	607	607

Total shareholders’ equity	$4,460	$2,990	$17,090

Total capitalization	$4,460	$2,990	$17,090

DILUTION

          If you purchase shares in this offering, your interest will be diluted to the extent of the excess of the public offering price per share of common stock over the as adjusted net tangible book value per share of common stock after this offering. The net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

          At September 30, 2006, we had a pro forma net tangible book value of approximately $3.0 million, or approximately $1.00 per share, based on 3,000,000 shares issued and outstanding. Our pro forma net tangible book value takes into account the following adjustments to our net tangible book value at September 30, 2006:

•	elimination of the $177,000 receivable due from AlphaNet;

•	forgiveness of approximately $530,000 of the payable to Zunicom recorded as paid-in-capital; and

•

an estimated $2 million dividend that will be declared immediately before the effective date of this offering, that will offset paid-in capital. The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share.

          After taking into account the estimated net proceeds from this offering of $14.1 million, our pro forma net tangible book value at September 30, 2006 would have been approximately $17.1 million, or $3.42 per share. This represents an immediate increase of $2.42 per share to existing shareholders and immediate dilution of $4.58 per share, or 57.3%, to the new investors who purchase shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.00

Pro forma net tangible book value per share at September 30, 2006	$1.00

Increase in pro forma net tangible book value per share to existing shareholders	2.42

Pro forma net tangible book value per share after the offering		3.42

Dilution per share to new investors		$4.58

          The following table summarizes as of September 30, 2006 the differences between the existing shareholder and the new investors with respect to the number of shares purchased, the total consideration paid and the average price per share paid:

	Shares Purchased(1)		Total Consideration			Average Price Per Share

	Number(2)	Percent	Amount		Percent

Zunicom	2,000,000	40.0%	$2,382,597	(3)	9.0%	$1.19	(3)
New investors	3,000,000	60.0%	$24,000,000	(4)	91.0%	$8.00

Total	5,000,000	100.0%	$26,382,597		100.0%

(1)	Does not include any shares underlying unexercised warrants and options.

(2)	Number of shares purchased reflects the fact that Zunicom is selling 1,000,000 shares in this offering.

(3)

Reflects a forgiveness of approximately $530,000 of the payable to Zunicom and an estimated $2 million dividend that will be declared immediately before the effective date of this offering (assuming an initial public offering price per share of $8.00). Does not take into account the $8 million of gross proceeds that Zunicom is realizing from the sale of shares in this offering.

(4)	Based on an initial public offering price of $8.00 per share, the mid-point of the range.

          If the underwriters exercise their over-allotment option in full, the new investors will purchase 3,450,000 shares of common stock, of which 2,450,000 will be sold by us and 1,000,000 will be sold by Zunicom. In that event, the gross proceeds from this offering will be $27.6 million, representing approximately 92.0% of the total consideration for 63.3% of the total number of shares of common stock outstanding. Based on estimated net proceeds of $17.4 million, the dilution to new investors would be $4.25 per share, or 53.1%.

SELECTED FINANCIAL DATA

          The selected financial data set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for each of the years in the five-year period ended December 31, 2005, and the balance sheet data dated December 31, 2005, are derived from our financial statements, which have been audited by KBA Group LLP, independent registered public accounting firm. The statement of operations data for the nine month periods ended September 30, 2005 and 2006 and the balance sheet data at September 30, 2006 are derived from our unaudited financial statements. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future. The statement of operations data for each of the years in the three-year period December 31, 2005 and for the nine month periods ended September 30, 2005 and 2006 and the balance sheet data at December 31, 2005 and September 30, 2006 are included elsewhere in this prospectus.

Consolidated statement of operations data (in thousands):

	Years ended December 31,					Nine months ended September 30,

	2001	2002	2003	2004	2005	2005	2006

						(unaudited)
Net sales	$26,740	$43,133	$58,670	$67,160	$81,275	$59,961	$68,017
Cost of sales	22,007	36,351	49,565	58,356	70,960	52,187	58,343

Gross profit	4,733	6,782	9,105	8,804	10,315	7,773	9,674
Operating expenses	3,724	5,658	7,191	7,568	7,888	5,898	7,096

Operating income	1,009	1,124	1,914	1,236	2,427	1,876	2,578
Other expense	(167)	(241)	(310)	(491)	(478)	(345)	(578)

Income before provision for income taxes	842	883	1,603	745	1,948	1,531	2,000
Provision for income taxes	(336)	(384)	(685)	(347)	(814)	(640)	(832)

Net income	$506	$499	$919	$398	$1,134	$891	$1,168

Net income per share – basic and diluted	$0.17	$0.17	$0.31	$0.13	$0.38	$0.30	$0.39

Weighted average number of shares outstanding – basic and diluted	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

Pro forma information (in thousands and unaudited):

          The unaudited pro forma financial data set forth below is for informational purposes only and is not indicative of actual results that would have been achieved had the events described below occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial data necessarily indicative of the results to be expected for the full year or any future period. The unaudited pro forma financial data does not purport to predict results of operations, cash flows or other data as of any future dates or for any future period. The pro forma adjustments are based on estimates and currently available information and assumptions that we believe are reasonable. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.” The unaudited pro forma financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and notes appearing elsewhere in this prospectus.

Pro forma statement of operations data:

	Year Ended December 31, 2005	Nine months ended September 30, 2006

Net sales	$81,275	$68,017
Gross profit	$10,315	$9,674
Operating expenses	$7,631	$6,924
Operating income	$2,684	$2,750
Income before provision for income taxes	$2,205	$2,172
Net income	$1,304	$1,282
Net income per share – basic and diluted	$0.43	$0.43
Weighted average number of shares outstanding – basic and diluted	3,000,000	3,000,000

          Pro forma information reflects the following adjustments to our historical financial data:

•

An increase in operating expenses of approximately $223,000 for the year ended December 31, 2005 and $188,000 for the nine months ended September 30, 2006. These increases reflect costs that were incurred by Zunicom on our behalf, including wages, approximately $138,000 for 2005 and $104,000 for the first nine months of 2006, related payroll taxes, approximately $16,000 for 2005 and $13,000 for the first nine months of 2006, and audit fees, approximately $69,000 for 2005 and $71,000 for the first nine months of 2006. The wages and related payroll taxes were paid to or in connection with four individuals who were employed by both Zunicom and us. As of the date of this prospectus, these four individuals are our full-time employees and the adjustment represents the actual salaries we will pay them after the date of this prospectus and are derived from the salaries historically incurred by Zunicom. The additional audit fee is based on an estimate provided by our independent accountants for their services. All of these costs are expected to have a continuing impact on our future operations. The monthly management fee that we paid to Zunicom was intended to reimburse Zunicom for these costs.

•

A decrease in management fees of $480,000 for the year ended December 31, 2005 and $360,000 for the nine months ended September 30, 2006, reflecting all management fees paid or accrued to Zunicom during those periods. This fee was paid to Zunicom in lieu of separate allocations for the above mentioned costs. As of the date of this prospectus, the management fee will no longer be payable to Zunicom. The elimination of the management fee will have a continuing impact on our future operations.

•

An increase in the provision for income taxes of approximately $87,000 for the year ended December 31, 2005 and $58,000 for the nine months ended September 30, 2006 attributable to the changes in general and administrative expenses described above.

Pro forma balance sheet data:

	September 30, 2006

	Actual	Adjustments	Pro forma

Current assets	$31,234	$(177)	$31,057
Working capital	$3,926	$3,380	$7,306
Total assets	$32,025	$(177)	$31,848
Total liabilities	$27,565	$1,293	$28,858
Shareholders’ equity	$4,460	$(1,470)	$2,990

          Pro forma information in the table above reflects (i) elimination of a $177,000 current receivable due from AlphaNet, which will be assigned to Zunicom as partial payment of a current payable to Zunicom, (ii) forgiveness of approximately $530,000 of the payable to Zunicom, (iii) conversion of $2.85 million of short-term indebtedness owed to Zunicom to a long-term liability and (iv) an estimated $2 million dividend (assuming an initial public offering price per share of $8.00) that will be declared immediately before this offering is effective. The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share.

	December 31, 2005

	Actual	Adjustments	Pro forma

Current assets	$28,721	$(121)	$28,600
Working capital	$4,014	$—	$4,014
Total assets	$29,252	$(121)	$29,131
Total liabilities	$24,997	$—	$24,997
Shareholders’ equity	$4,256	$—	$4,256

          Pro forma information in the table above reflects the elimination of the $121,000 current receivable due from AlphaNet, which will be assigned to Zunicom as partial payment of a current payable to Zunicom.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

          We are (i) a third-party logistics provider, specializing in supply chain management and value-added services and (ii) a leading supplier and distributor of portable power supply products, such as batteries, security system components and related products and accessories. Our principal product lines include:

•	batteries of a wide variety of chemistries, battery chargers, and related accessories;

•	portable battery-powered products, such as jump starters and 12-volt power accessories;

•	security components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, and related installation components; and

•	electro-magnetic devices, capacitors, relays and passive electronic components.

          We ensure that all the products that we sell, which are required to have safety approvals, are certified by the appropriate agency, such as UL, CUL, CSA, CE, and TUV.

          Our supply chain management services include inventory sourcing, procurement, warehousing, distribution and fulfillment. Our value-added services include custom battery pack assembly, custom kitting and packing, private labeling, product design and engineering, graphic design and used battery pick-up and disposal. These services enable our customers to operate more efficiently by providing them with cost savings through effective sourcing, reducing inventory maintenance levels, and streamlining distribution and order fulfillment. In addition, we also source and distribute batteries and portable power products under various manufacturers’ and private labels, as well as under our own proprietary brands, Universal Battery, Adventure Power®, UB Scootin®, Batteries & Beyond™, Starter-Up, Charge N’ Start™ and UNILOK™. We believe that we have one of the largest inventories of batteries in the United States and are one of the leading domestic distributors of sealed, or “maintenance-free,” lead-acid batteries.

          Our customers include OEMs, distributors, and retailers, both on-line and traditional. The products we manage and distribute are used in a diverse and growing range of industries, including automotive, consumer goods, electronics and appliances, marine and medical applications, computer and computer-related products, office and home office equipment, security and surveillance equipment, and telecommunications equipment and other portable communication devices. Our largest customer is Brinks, one of the largest installers of home security systems in the United States. We function as one of Brinks’ supply chain managers and inventory fulfillment providers in the United States and Canada, handling and delivering to its branches and authorized dealers many of the installation components and tooling required by their security system installers.

          Our business is a mixture of sales of both services and products but we operate as one business unit and financial performance is evaluated on a company-wide basis. Our original business was buying and selling batteries and other portable power units and related items. In 1997, we started selling batteries and related products to various residential security system companies. In 2002, we entered into an agreement with Brinks to provide Brinks with supply chain management and other value-added services including inventory procurement and sourcing, warehousing, packaging, assembly and shipping. That agreement was subsequently renewed in May 2004 for a new two-year term, which was extended until May 2007. We recently signed a new two-year agreement with Brinks that expires in November 2008. Like the previous agreements, the new agreement has an automatic extension and can be terminated by Brinks at any time after giving 120 days prior written notice.

          Under this agreement, we supply Brinks and its independent authorized dealers with many of the key components used in the installation of Brinks security systems, including batteries, alarm panels, speakers, sirens, transformers, key pads, and cabling. We purchase the required inventory, in some cases from Brinks-designated suppliers and in other cases from our own suppliers. Some of the products are assembled and packaged into kits. We ship these products and kits from our logistics centers to Brinks and independent Brinks authorized dealers. We then bill and collect either from Brinks or the dealers to whom we shipped the products. We charge Brinks for the cost of the components plus a fixed amount for shipping and handling. Brinks’ authorized dealers pay us cost plus a fixed percentage of such costs. We bear the risk of loss with respect to the components until they are delivered to Brinks or to the independent Brinks authorized dealer who placed the order.

          Our primary logistics center is located in Carrollton, Texas, a suburb of Dallas. We also have regional logistics centers in Oklahoma City, Oklahoma, and Las Vegas, Nevada to support additional and varying customer needs. Our regional logistics center in Nevada also houses our “Batteries & Beyond” retail outlet, offering many of our branded consumer batteries, including cellular and cordless phone batteries. We intend to use a portion of the proceeds of this offering to establish new regional logistics centers and retail outlets and also to develop or purchase a comprehensive warehouse management system. We estimate that the total cost of establishing these centers is from $0.5 million to $1.0 million each, including leasehold acquisition costs, leasehold improvements, inventory purchases and personnel costs and that the cost of the warehouse management system and related hardware and software upgrades will exceed $1.0 million. Under our revolving credit agreement with Compass Bank, we are required to obtain its consent for all capital expenditures in excess of $100,000. As a result, our ability to establish a new logistics center and retail outlet or to develop or purchase a warehouse management system may depend on our ability to get Compass’ consent, which is in its discretion. If we fail to get Compass’ consent or its consent is delayed for any reason, we may lose an opportunity to expand our operations or we may not be able to enlarge our operating efficiency and remain competitive.

          Our cost of sales includes the cost of acquiring the goods we source as well as shipping costs. The cost of batteries and other electronic components fluctuates in response to the cost of lead and copper, the two basic raw materials used to produce these items. In recent years, prices for these two commodities have increased significantly. For example, in 1993 the price for lead was under $0.25 per pound and the price for copper was under $1.00 per pound. In comparison, in 2005 the prices were over $0.50 and $3.50, respectively. Shipping costs have also increased as a result of rising fuel costs. One of the ways that we manage the fluctuations in shipping costs is by using shipping brokers and consolidators. Wherever possible, these price increases are passed along the supply chain all the way to the consumer. In some instances that is not always possible. For example, if a large customer refuses to accept a price increase, we may have no choice but to absorb it, resulting in reduced margins. In addition, some of our customer agreements have “most favored nations” pricing clauses, so if we cannot pass along price increases to one customer, the customer with the pricing agreement would also be entitled to the lower pricing. We have not engaged in any “hedging” or other financial transactions or trading strategies to protect us against price increases in these raw materials and fuel.

          Once this offering is complete, we will no longer pay Zunicom a management fee and we will only pay dividends as and when declared by our board of directors.

          We expect our operating expenses will increase once we become a public company as a result of additional, auditing, legal, insurance, printing and other expenses related to being a public company. Most significantly, in 2007 we will undertake a review and assessment of operating systems and controls as mandated by Sarbanes-Oxley. We have been advised that the cost of this effort for a company of our size located in the Dallas, Texas metroplex area could range from $150,000 to $350,000. In addition, once the report is completed, we are required to obtain an “attestation” from our auditors as to the findings or conclusions in the report. Our auditors have advised us, that the cost of an attestation will range from $50,000 to $100,000. The attestation expense will probably be incurred in 2008. These additional costs will directly impact our net income in 2007 and 2008.

          We measure our operations using both financial and other metrics. The financial metrics include net sales, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) net sales by product class, (ii) net sales by customer, (iii) daily shipments; (iv) cash flows and (v) inventory turn-over.

          One of our key competitive advantages is our large and extensive inventory. At December 31, 2005, we were carrying $19.1 million in inventory and at September 30, 2006 we were carrying $20.8 million in inventory. Of these amounts, $8.5 million and $9.9 million, respectively, represented inventory held to fulfill our obligations to Brinks. The remaining inventory consists of commonly sold products dedicated to our entire customer base. In addition, at any one time we carry over 2,200 SKUs, representing over 75 classes of products. As a result, we are able to satisfy most customer requirements promptly. Most orders can be delivered anywhere in the United States within 24 - 48 hours of receipt of a purchase order. Generally, we do not purchase products for inventory unless it is a commonly sold item, there is an outstanding customer order to be filled, a special purchase is available, or it is an initial stocking package in connection with a new line of products. As a result, we believe we have limited our inventory obsolescence risk. In the year ended December 31, 2005 our inventory turned approximately 5.0 times. For 2006 we expect that our inventory will have fewer turns because we are carrying more inventory for Brinks.

          We offer our distribution customers a limited warranty for replacement of finished goods that do not function properly or that are defective in other ways. The most common types of warranty complaints are batteries that leak or batteries that do not provide the voltage they are intended to supply. Our written warranty is limited to the replacement of the product purchased and does not cover the product in which the battery is used. Our replacement rate has historically been insignificant, less than 0.25% of total sales, and is therefore recorded as a reduction of sales when the warranty expense is incurred. If we determine that a shipment of product has a manufacturing defect, we believe we have recourse with the manufacturer to recover the replacement costs incurred. We bear the cost of isolated or individual instances of defects. We have no other post-shipment obligations. We do not offer any type of post-sale servicing.

Critical Accounting Policies

          Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the critical accounting policies which could have the most significant effect on our reported results and require the most difficult, subjective or complex judgments by management.

     Revenue Recognition

          We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. We recognize sales of finished goods at the time the customer takes title to the product.

          As a distributor, we purchase both finished goods and components from domestic and international suppliers. We add value to products and components by packaging them in customer specified “kits” or tailor made units that are convenient for the customer to order and ship. Additionally, we have several customers that require specific battery solutions for inclusion in their own products. We obtain the battery and necessary components and configure a new finished good unit based upon customer specifications. We refer to this process as a value-added service.

          We sell products to several customers in bulk quantities. We obtain the order from the customer and arrange for the delivery of the product directly from the vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. We refer to these transactions as “drop shipments” because the product is shipped directly from our vendor to our customer. We also have an inventory fulfillment agreement with Brinks. We purchase, handle, assemble and deliver installation components and tooling directly to Brinks and to independent Brinks authorized dealers. We recognize revenue at the time the customer takes title to the product. We have evaluated the criteria outlined in Emerging Issues Task Force 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent,” in determining whether it is appropriate under accounting principles generally accepted in the United States of America to record the gross amount of revenues and cost of revenues. We record gross revenues because, among other things, we (i) are the primary obligor in these transactions, (ii) bear the general and physical loss inventory risk, (iii) have reasonable latitude in establishing prices, (iv) bear credit risk and (v) in most cases have the right to select suppliers.

     Income Taxes

          We utilize the assets and liability approach to accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed quarterly for differences between the financial and tax bases of assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Historically, we have not paid income taxes because we file a consolidated return and have benefited from the use of the consolidated net operating loss. A tax payable for use of these losses in prior periods has been recorded as a liability due to Zunicom.

   Employee Stock Options

          In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 123 (“FAS 123R”), Share-Based Payment, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. On April 14, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the effective dates for FAS 123R. In accordance with the new rule, the accounting provisions of FAS 123R became effective for us on January 1, 2006.

          Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. As of September 30, 2006, we have no outstanding stock options; however, upon the completion of this offering, stock options will be issued to some of our employees and will impact our operations in future periods.

Results of Operations

          The table below sets forth our operational data as a percentage of sales for the years ended December 31, 2003, 2004, and 2005, and for the nine months ended September 30, 2005 and 2006.

	Percentage of Revenue

	Years Ended December 31,			Nine months ended September 30,

	2003	2004	2005	2005	2006

	(audited)			(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	84.5	86.9	87.3	87.0	85.8
Gross profit margin	15.5	13.1	12.7	13.0	14.2
Operating expenses	12.3	11.3	9.7	9.8	10.4
Operating income	3.2	1.8	3.0	3.2	3.8
Other expenses	(0.5)	(0.7)	(0.6)	(0.6)	(0.9)
Income before provision for income taxes	2.7	1.1	2.4	2.5	2.9
Provision for income taxes	(1.2)	(0.5)	(1.0)	(1.0)	(1.2)
Net income	1.5	0.6	1.4	1.5	1.7

Comparison of nine months ended September 30, 2006 and 2005

          Net sales. Net sales for the nine month period ended September 30, 2006 were $68.0 million compared to sales of $60.0 million for the similar period in 2005, an increase of $8.0 million, or 13.4%. In the 2006 period net sales to Brinks was $40.4 million compared to $37.9 million in the 2005 period. The overall increase in net sales was attributable to increased sales of batteries and battery-related and battery-powered products, which increased by $5.7 million from the comparable 2005 period due to price increases, sales to new customers and increased sales to existing customers. We anticipate continued growth in net sales of batteries and battery powered product lines and new products.

          Cost of sales. Cost of sales is comprised of the base product cost, freight, duty and commissions where applicable. Cost of sales totaled $58.3 million for the nine month period ended September 30, 2006, compared to $52.2 million in the comparable 2005 period, an increase of $6.2 million, or 11.8%. Cost of sales as a percentage of sales decreased to 85.8% in the 2006 period from 87.0% for the comparable 2005 period. This decrease was attributable to higher margins on power products and batteries but offset by the lower margins earned on third-party logistics services for Brinks. Our gross margin for the nine month period ended September 30, 2006 was approximately 14.2% compared to gross margins of 13.0% for the comparable period in 2005. We will continue to monitor customer and vendor pricing due to raw material and shipping cost increases, which are expected to continue in the near future.

          Operating expenses. Selling, general and administrative expenses were $7.1 million for the nine month period ending September 30, 2006, compared to $5.9 million in the comparable 2005 period, an increase of $1.2 million, or 20.3%. The increase in selling, general and administrative expenses was attributable to increases in salaries, employee bonuses, and payroll taxes of $421,000 associated with our improved performance. The balance of the increase was attributable to additional expenses incurred in connection with sales and marketing activities and increases in general operating expenses such as rent, insurance, computer services and supplies. Also, we incurred additional expenses in connection with closing our Kansas branch office in April 2006 and opening a new regional logistics center in Las Vegas, Nevada, in June 2006.

          For the nine month period ending September 30, 2006, we incurred $115,215 in depreciation and amortization expense compared to $101,641 in the 2005 period.

          Interest expense. Our interest expense totaled $596,000 for the nine month period ended September 30, 2006 compared to $347,000 for the comparable 2005 period, an increase of $250,000, or 72.0%. The increase is due to increased borrowings at a higher interest rate than the similar period. For the nine months ended September 30, 2006 the average outstanding loan balance was $9.3 million, compared to $6.6 million for the nine months ended September 30, 2005. We expect interest expense to continue to increase for the balance of 2006 as a result of rising interest rates and the higher level of debt on our working capital line.

Comparison of years ended December 31, 2005 and 2004

          Net sales. We had net sales of $81.3 million in 2005 compared to net sales of $67.2 million in 2004, an increase of $14.1 million, or 21.0%. This increase was primarily attributable to an $11.7 million increase in sales to Brinks, our largest customer. In addition, sales of batteries and battery-related and battery-powered products increased by $2.4 million over the previous year due to new customers, increased volume on existing accounts, and diversification into new product lines.

          Cost of sales. Cost of sales totaled $71.0 million in 2005, compared to $58.4 million in 2004. Cost of sales, as a percentage of sales, was 87.3% and 86.9%, respectively, for 2005 and 2004, as a result of increases in the cost of lead and copper and shipping costs.

          Operating expenses. Selling, general and administrative expenses totaled $7.9 million in 2005, compared to $7.6 million in 2004, an increase of $320,000, or 4.2%. This increase was attributable to increases in salary and bonus expense of $646,000 associated with our improved performance, insurance of $168,000, trade shows, travel and entertainment of $100,000, and contract labor of $84,000. Additionally, we made donations of battery products and cash of $44,000, for Hurricane Katrina charities and other organizations. These increases were offset by reductions in rent, utilities and property taxes of $204,000 due to the 2004 consolidation of facilities, legal costs of $150,000, bad debts of $126,000, sales representative commissions of $86,000, bank charges of $78,000, packaging design costs of $70,000 and consulting fees of $69,000.

          For the year ended December 31, 2005, we incurred $138,000 in depreciation and amortization expense compared to $131,000 for 2004, a decrease of $7,000, or 5.3%. The increase in depreciation and amortization expenses is primarily related to an increased average property and equipment balance due to continued purchases of property and equipment.

          Interest expense. Interest expense increased to $490,000 in 2005, compared to $446,000 in 2004, an increase of $44,000, or 9.9%. The increase is attributable to increased borrowings on our line of credit. The average outstanding loan balance was $7.8 million for 2005 compared to $7.4 million for 2004.

Comparison of year ended December 31, 2004 and 2003

          Net sales. We had net sales of $67.2 million in 2004 compared to $58.7 million in 2003, an increase of $8.5 million, or 14.5%. This increase was primarily attributable to an $8.2 million increase in sales to Brinks. In addition, sales of batteries and battery-related and battery-powered products increased by approximately $4.0 million, which offset the decline in drop shipment sales of $3.4 million in 2004.

          Cost of sales. Cost of sales totaled $58.4 million in 2004, compared to $49.6 million in 2003. The cost of sales, as a percentage of sales was 86.9% and 84.5%, respectively, for 2004 and 2003. Gross margin for 2004 was 13.1%, compared to 15.5% in 2003. This decrease was attributable to increases in our cost of goods resulting from increases in the cost of lead, and from increases in shipping costs. We did not anticipate these increases and failed to build them into our prices, resulting in lower gross margins in 2004. In addition, when we did recognize them, we made a strategic decision to maintain existing prices so as not to jeopardize existing customer relationships.

          Operating expenses. Selling, general and administrative expenses were $7.6 million in 2004, compared to $7.2 million in 2003, an increase of $370,000, or 5.2%. This increase was attributable to increases in consulting and contract labor fees of $180,000. Additionally, cost in catalogs and new package design increased by $132,000, commissions to sales representatives increased by $127,000, rent by $116,000, bank charges by $109,000, and property insurance by $65,000. These increases are attributed to the continued growth and marketing of our products and sales growth to Brinks. These increases were partially offset by the decrease in personnel costs of $348,000 and bad debt expense of $102,000, compared to the same period in 2003. The decrease in personnel costs was due to the fact that we did not achieve our targeted net income amount and therefore did not pay any bonuses for 2004.

          For the year ended December 31, 2004, we incurred $131,000 in depreciation and amortization expense compared to $110,000 for 2003, an increase of $21,000, or 19.1%. The increases in depreciation and amortization expense was primarily related to an increased average property and equipment balance due to continued purchases of property and equipment.

          Interest expense. Interest expense increased to $446,000 in 2004, compared to $311,000 in 2003, an increase of $135,000 or 43.4%. The increase was attributable to increased borrowings on our line of credit. The average outstanding loan balance for 2004 was $7.4 million compared to $5.0 million for 2003.

Liquidity and Capital Resources

          From December 31, 2003 through September 30, 2006, we have funded our operations primarily through cash flow from operations and borrowings under our line of credit. The balance outstanding under our line of credit increases as our sales increase because of additional inventory purchases and increases in our accounts receivable balances. We believe that our cash balances, cash generated from operations and the net proceeds of this offering as well as continued borrowings under our line of credit will be sufficient to meet our cash requirements for the next 12 months.

     Net Cash Provided By (Used In) Operating Activities

          Net cash provided by operating activities was $1.05 million in 2003 and $395,000 in 2005. The decrease in cash provided by operating activities was primarily a result of our relationship with Brinks. 2003 was the first full year of our relationship with Brinks and in 2005 our Brinks sales volume increased significantly for which we made significant purchases of inventory. In addition, our non-Brinks sales of batteries and related products grew significantly from 2003 through 2005. The increase in sales resulted in additional inventory purchases and higher accounts payable balances. Our increased sales have resulted in larger trade accounts receivable balances over the past several years. However, at the same time the credit quality of our customer base has improved as our provision for bad debts has remained relatively flat over the same period.

          Net cash used in operating activities for 2004 was approximately $3.5 million and was primarily the result of absorbing increases in battery prices from our suppliers resulting from increases in lead prices. We were unable to pass these price increases along to our customers until late in the year and, therefore, our net income for 2004 was much lower in comparison to 2003 and 2005. In addition, as sales increased, our inventory requirements increased and accounts receivable balances also increased.

          Net cash used in operating activities for the nine month period ended September 30, 2006 was approximately $1.4 million and was primarily the result of significant amounts of inventory purchases and supplier payments made during the period.

     Net Cash Used in Investing Activities

          Net cash used in investing activities was $37,000 in 2003, $114,000 in 2004, $186,000 in 2005, and $84,000 for the nine months ended September 30, 2006. All cash used in investing activities related to capital expenditures. Historically, we have not made major asset acquisitions.

     Net Cash Provided By (Used In) Financing Activities

          Fluctuations of cash provided by and used in financing activities is primarily due to the timing differences relating to when inventory is received and when payments to suppliers are due, which causes the balance outstanding under our line of credit to fluctuate. Other factors influencing cash provided by or used in financing activities include dividends paid to Zunicom and payment on capital lease obligations. Payment of dividends to Zunicom fluctuates depending on our financial and operating performance. Net cash used in financing activities was $868,000 in 2003 and $169,000 in 2005. Net cash provided by financing activities was $3.2 million in 2004 and $1.5 million for the nine months ended September 30, 2006.

     Capital Resources

          We finance our operations through cash flow from operations as well as proceeds of a credit facility. Our current line of credit agreement with the lender provides for interest payable monthly at LIBOR Index rate plus 2.5% (7.82% at September 30, 2006) and matures May 5, 2007. On July 25, 2005, we entered into an agreement with the lender fixing the interest rate at 6.99% on the first $6.0 million of borrowings and LIBOR Index Rate plus 2.5% on the balance of the outstanding borrowings under our line of credit. The line of credit is due on demand and is secured by our accounts receivable, inventories, and equipment. The line’s availability is based on a borrowing formula, which allows for borrowings equal to 85% of Borrower’s Eligible Accounts Receivable (as defined in the Security Agreement) and 50% of Eligible Inventory (as defined in the Security Agreement) not to exceed $5 million. On March 23, 2006, we entered into a renewal and modification agreement on the line of credit agreement. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: 85.0% of the outstanding value of “Borrower’s Eligible Accounts Receivable” plus 50.0% of the value of “Borrower’s Eligible Inventory”; provided, however that these sub-limits that are based on Borrower’s Eligible Inventory may not exceed 85.0% of the outstanding value of “Borrower’s Eligible Accounts Receivable” (as defined in the Security Agreement) at any one time outstanding.

          On April 18, 2006, we entered into the second renewal and modification agreement, which increased our line of credit from $12.0 million to $16.0 million. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: 85% of the outstanding value of “Borrower’s Eligible Accounts Receivable” plus 50.0% of the value of “Borrower’s Eligible Inventory” (as defined in the Security Agreement). Advances against Borrower’s Eligible Inventory may not exceed the lesser of (a) $8.5 million or (b) an amount equal to the product of (i) one and one-half (1.5), multiplied by (ii) 85.0% of the outstanding value of Borrower’s Eligible Accounts Receivable at any one time outstanding.

          Under our revolving credit loan agreement, we are required to maintain a variety of financial and other covenants. The financial covenants include the following:

•

Financial Statements. We have to submit to the lender unaudited monthly financial statements including a balance sheet, an income statement, and a compliance certificate and audited fiscal year-end financial statements, including a balance sheet, an income statement, a reconciliation of stockholders’ equity, and a statement of cash flows, certified by an independent certified public accountant. In addition, we must provide the lender with Zunicom’s annual financial statements and our annual budget, in a monthly format, consisting of a balance sheet and related statements of income, retained earnings, and cash flow.

•

Tangible Net Worth. We have to maintain a minimum Tangible Net Worth of not less than $5.1 million. Tangible Net Worth is tested by the lender on a monthly basis and is calculated by total shareholders’ equity less notes and other receivables, related party receivables, and intangibles.

•

Total Debt to Tangible Net Worth Ratio. The ratio of “Total Debt” to Tangible Net Worth, measured on a monthly basis, may not exceed (a) 3.50 until December 30, 2006, and (b) 3.25 beginning December 31, 2006. Total Debt is calculated by Total Liabilities divided by Tangible Net Worth.

•

Fixed Charge Coverage Ratio (“FCCR”). We have to maintain a minimum FCCR of 1.50 to 1.00, which ratio is measured on a rolling twelve-month basis. Our FCCR is defined as the quotient of (i) the sum of (a) (1) our earnings before interest, tax, depreciation and amortization expenses (EBITDA), plus (2) our rent expenses paid, plus (3) our bonus that is accrued but not paid for 2004 only, plus (4) our non-recurring expenses of $100,000.00 for calendar year 2004 only, less (b) the sum of (1) capital expenditures not financed, plus (2) our dividends paid, plus (3) our cash taxes and distributions to Zunicom or other related parties; divided by (ii) the sum of (a) our regularly scheduled payments of principal paid, plus (b) our interest expenses paid, plus (c) our rent expenses paid, plus (d) our capital lease obligations and dividends paid or other distributions paid to our stockholders during the applicable measuring period.

•

Interest Coverage Ratio (“ICR”). We have to maintain a minimum ICR of 2.00 to 1.00, which ratio is measured on a rolling twelve-month basis. ICR is defined as the quotient of (a) our EBIT, divided by (b) our interest expenses paid during the applicable measuring period.

•

Capital Expenditures. On a consolidated basis, we are not permitted to make aggregate capital expenditures or contracts for capital expenditures together aggregating in excess of $100,000 except expenditures for equipment financed by purchase money security interest liens.

•

Dividends. We are not permitted to pay, make or declare any dividends, distributions, or other similar payments, or make any other advances of any nature, to our directors, managers, officers, employees, owners, parent, members, affiliates, subsidiaries or other related persons or entities, without our lender’s prior written consent. However, we may pay a monthly management fee to Zunicom of up to $40,000 per month and quarterly dividends equal to 50% of our net income for any fiscal quarter for cash, taxes, or other Zunicom expenses, provided that (a) no default exists as of the date any such payment is to be made or such payment would cause or result in a default, (b) there is at least $500,000 of borrowing availability under the credit line after any such payment, (c) no more than one dividend is paid per our fiscal quarter, and (d) any such dividend is paid thirty (30) days after the bank’s receipt of our financial statements for the end of our fiscal quarter. We are not permitted to redeem, purchase or in any manner acquire any of our outstanding shares without the bank’s prior written consent.

The other covenants include:

•

Loans to Related Parties and Affiliates. We are not permitted to make, extend or allow any outstanding loans or advances to or investments in our affiliates, parent, subsidiaries, owners, directors, employees, members, officers, managers or other related persons or entities that cause or would cause a violation or a further violation of any of the covenants. We do not currently have any such outstanding loans.

•	Liens. We cannot create or permit the creation of any lien upon any of the collateral except for permitted liens and the security interests granted to the lender.

•

Borrowings; Permitted Indebtedness. Except for borrowings under the credit facility, we cannot borrow any money other than (i) subordinated debt (but only to the extent such borrowings and loans shall be fully subordinated hereto), without lender’s prior written consent, or (ii) capital lease purchases not to exceed $50,000.00 in the aggregate at any given time, without lender’s prior written consent.

•

Acquiring Assets, Etc. of Other Entities. We can only purchase or acquire, directly or indirectly, any shares of stock, any substantial part of the assets of, any interest in, evidences of indebtedness, loans or other securities of any person, corporation or other entity, with lender’s written consent.

•

Dissolution, Mergers, Change in Nature. We are not permitted to (i) liquidate, discontinue or materially reduce our normal operations with intention to liquidate; (ii) cause, allow or suffer to occur (a) a merger or consolidation of or involving us into any corporation, partnership, or other entity, or (b) the sale, lease, transfer or other disposal of all or any substantial part of our assets, or any of our receivables; (iii) acquire any corporation, partnership or other entity (or any interest therein), whether by stock or asset purchase or acquisition or otherwise, without the prior written consent of the lender; (iv) enter into any lease that could be characterized as a capitalized lease; or (v) cause, allow, or suffer to occur any change in the ownership, nature, control of our corporate structure without the prior written consent of lender.

•	Subordinated Debt. We are not permitted to make any payment upon any subordinated debt described in any subordination agreement delivered to lender.

•

Insurance. We have to (i) maintain insurance in form, amount and substance acceptable to lender, including, extended multi-peril hazard, worker’s compensation, general liability insurance and insurance on our property, and all facets of our businesses; and (ii) name lender as additional insured and a lender loss payee as to all insurance covering the collateral, which, essentially, is all of our assets. All insurance proceeds, payments and other amounts paid to or received by lender under or in connection with any and all such policies may be retained by lender in whole or part as additional collateral.

•	Compliance with Laws. We must immediately notify the bank of any and all actual, alleged or asserted violations of any laws, ordinances, rules or regulations.

•

Notification of Defaults, Suits, Etc. We must promptly notify lender in writing of (i) any default or event of default under the credit agreement, (ii) any material change in our financial condition and/or prospects and/or (iii) any action, suit or proceeding at law or in equity by or before any governmental instrumentality or other agency.

          At September 30, 2006, $11.6 million was outstanding under the line of credit and $2.8 million remained available for borrowings under the line of credit based on the borrowing formula. We are not currently in default under any of the covenants.

          Since 1999, we have been paying Zunicom a management fee and, from time-to-time, based on cash availability and Zunicom’s working capital needs, dividends. Through September 30, 2006, our payments to Zunicom have totaled approximately $6.6 million.

          At September 30, 2006, we had a payable to Zunicom, all of which was reflected as a current liability, of approximately $3.7 million, of which $3.4 million reflected the tax benefit to us of Zunicom’s consolidated net operating losses and the balance reflected declared but unpaid dividends and other miscellaneous expenses. The dividend was paid in November 2006. In connection with this offering, Zunicom has agreed to convert $2.85 million into a long-term liability and to forgive the balance, which at September 30, 2006 was approximately $530,000. That $2.85 million that is converted into a long-term liability is evidenced by a note bearing interest at 6% per annum and maturing 66 months from the date of issuance (the date of this prospectus). Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid in 16 equal quarterly installments of $178,125 beginning 21 months after the date of issuance.

          In addition, immediately before the effective date of this offering, we will declare a dividend, payable to Zunicom. The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share. The dividend will be evidenced by a note payable, which will have a maturity date 66 months from the date of issuance (the date of this prospectus) and which will bear interest at the rate of 6% per annum. Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid to the extent of the net proceeds from the sale of shares covered by the over-allotment option and the balance in 16 equal quarterly installments beginning 21 months after the date of issuance.

          At September 30, 2006, we did not have any material commitments for capital expenditures and we do not expect any material changes in the need for capital expenditures. We have no off-balance sheet financing arrangements.

     Contractual Obligations

          The table below sets forth our contractual obligations at September 30, 2006.

	Payment Due By Period

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Capital Lease Obligations	$30,690	$20,963	$9,727	$—	$—
Operating Leases	$1,274,227	$400,844	$873,383	$—	$—

Total	$1,304,917	$421,807	$883,110	$—	$—

Quantitative and Qualitative Disclosures About Market Risk

     Foreign Currency Exchange

          Our customers are primarily located in the United States. On the other hand, many of our suppliers are located outside the United States and, as a result, our financial results could be impacted by foreign currency exchange rates and market conditions abroad. However, we believe that the aggregate impact of any likely exchange rate fluctuations would be immaterial as most payments are made in U.S. dollars. We have not used derivative instruments to hedge our foreign exchange risks though we may choose to do so in the future.

          Our international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially adversely affected by changes in these or other factors. The effect of foreign exchange rate fluctuations on us during the nine months ended September 30, 2006 was not material.

     Interest Rates

          Our exposure to market rate risk for changes in interest rates is related primarily to our line of credit. A portion of the outstanding borrowings on the line of credit bears an interest rate of LIBOR plus 2.5%. A change in the LIBOR rate would have a material effect on interest expense.

Seasonality and Cyclicality

          Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first and fourth fiscal quarters are traditionally weaker compared to the second and third fiscal quarters. This trend depends on numerous factors including the markets in which we operate, holiday seasons, climate and general economic conditions. Many of the products that we distribute are tied closely to consumer demands, which may be volatile and which are always impacted by general economic conditions. Our ability to predict these trends or estimate their impact on our business is limited. As a result, we cannot assure that these historical patterns will continue in future periods.

          The electronic components and the electronics distribution industries have historically been cyclical in nature with significant volatility within the cycles. We believe this cyclicality and volatility will continue.

BUSINESS

General

          We are (i) a third-party logistics company specializing in supply chain management and value-added services and (ii) a leading supplier and distributor of portable power supply products, such as batteries, security system components and related products and accessories. Our principal product lines include:

•	batteries of a wide variety of chemistries, battery chargers and related accessories;

•	portable battery-powered products, such as jump starters and 12-volt power accessories;

•	security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cabling and other components; and

•	electro-magnetic devices, capacitors, relays and passive electronic components.

          Our third-party logistics services, principally supply chain management solutions and other value-added services, are designed to help customers optimize performance by allowing them to outsource supply chain management functions. Our supply chain management services include inventory sourcing and procurement, warehousing and fulfillment. Our value-added services include custom battery pack assembly, custom kitting and packing, private labeling, component design and engineering, graphic design, and sales and marketing. We also distribute batteries and portable power products under various manufacturers’ and private labels, as well as under our own proprietary brands. We are one of the leading domestic distributors of sealed, or “maintenance-free,” lead acid batteries. Our customers include OEMs, distributors and both online and traditional retailers. The products we source, manage and distribute are used in a diverse and growing range of industries, including automotive, consumer goods, electronics and appliances, marine and medical instrumentation, computer and computer-related products, office and home office equipment, security and surveillance equipment, and telecommunications equipment and other portable communication devices.

          We believe that the demand for third-party logistics services in general, and supply chain management solutions and value-added services in particular, is growing, particularly in the electronics industry. In general, businesses are increasingly focused on identifying ways to more efficiently manage their supply chain, an operational necessity as products are sourced and distributed globally and a financial requirement as organizations have discovered the fiscal benefits of streamlining their logistics processes, providing an increased demand and opportunity for organizations providing logistics services in general and supply chain management services in particular. Businesses increasingly strive to minimize inventory levels, reduce order and cash-to-cash cycle lengths, perform manufacturing and assembly operations in low-cost locations and distribute their products globally. Furthermore, businesses increasingly cite an efficient supply chain as a critical element to improve financial performance. To remain competitive, successful businesses need to not only achieve success in the core competencies, they must also execute quickly and accurately.

          To accomplish these goals, businesses are increasingly turning to organizations that provide a broad array of logistics services, including supply chain management solutions. The demand for these solutions has grown as businesses continue to outsource non-core competencies, globally source goods and materials, and focus on managing the overall cost of their supply chain. These trends have been further facilitated by the rapid growth of technology, including the growth of the Internet and the World Wide Web as an information tool and electronic interfaces between systems of service providers and their customers.

          The demand for electronic equipment and components is impacted by general economic conditions, technological developments, changes in consumer demand and preferences, the cost of lead and copper, the two principal raw materials used to manufacture electronic components and fuel costs, which impacts both manufacturing and shipping. We believe that technological change within the electronics industry drives growth as new product introductions accelerate sales and provide us with new opportunities. However, we further believe that our products are not affected by rapidly changing technology since they represent basic elements and portable power supplies common to a wide variety of existing electronic circuit designs. At the same time, we cannot assure you that advances and changes in technology, manufacturing processes, and other factors will not affect the market for our products. We do however continue to stay abreast of technological advances and changes in the electronics and portable power supply market.

Industry Background

          The electronics industry covers an array of products and components, which includes semiconductors and passive/electromechanical products and systems, computer components, portable power supplies such as batteries and related products. The electronics industry is one of the largest industries in the United States and is growing. According to the Freedonia Group, a leading international market research firm, the global market for batteries, non-rechargeable as well as rechargeable, is estimated at $52.6 billion in 2005 and is projected to increase 7.0% annually through 2010 to $74 billion. According to a recent article in the New York Times, portable rechargeable batteries are expected to be a $6.2 billion market this year and more than one billion batteries will be manufactured by some of the largest electronics companies in the world such as Sony, Sanyo, Matsushita and Samsung. We believe that the growth of the electronics industry has been driven in part by increased demand for new products incorporating sophisticated electronic components, such as cellular phones, laptop computers, handheld and PDA devices, security and surveillance equipment, a variety of consumer products and appliances and many other wireless products as well as increased utilization of electronic components in a wide range of industrial, automotive and military products. These products all require portable battery power to function in today’s market where consumers demand productivity, portability and mobility.

          Supply chain managers have become an integral part of the electronics industry. OEMs and many small contract electronic manufacturers that use electronic components choose to outsource their procurement, inventory and materials management processes to third parties in order to concentrate their resources, including management, personnel costs and capital investment, on their core competencies, which include product development and sales and marketing. Many large distribution companies not only fill these procurement and materials management roles but further serve as a single supply source for original equipment manufacturers and contract electronic manufacturers and retailers, offering a much broader line of products, rapid or scheduled deliveries, incremental quality control measures and more support and supply chain management services than individual electronic component manufacturers. We believe that original equipment manufacturers and many smaller contract electronic manufacturers and retailers will increase their dependence on distributors for these types of logistics and supply chain management services and will continue to demand greater service and to increase quality requirements.

          We believe that the third-party logistics industry in general will continue to grow because of the following factors:

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Outsourcing non-core activities. Businesses are increasingly relying on third-party logistics providers for “non-core” activities, such as sourcing and procurement, warehousing, assembling, “kitting,” shipping and distribution, so as to focus on their core competencies. We take over the tedious tasks of sourcing and storing inventory, taking and filling orders and shipping and delivering to the end customer.

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Globalization of trade. As barriers to international trade are reduced or eliminated, businesses are increasingly sourcing their parts, supplies and raw materials from the most competitive suppliers throughout the world. Businesses often find themselves getting involved in logistical matters which they are unfamiliar with and often are faced with unforeseen added overheads and other logistic costs, which take away from their competitive edge and bottom-line income. We believe with continued globalization businesses will increasingly turn to and rely on third-party logistics providers for all their sourcing, warehousing, inventory management, and distribution needs. We are able to offer our services at competitive rates due to our industry expertise and ability to consolidate products cost-effectively for our customers.

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Increased competition. Increasing competition means businesses have to operate more efficiently. Third party logistics providers allow businesses to reduce their costs by transferring overhead. In addition, because they buy in greater quantities, third party logistics providers can usually get better pricing from suppliers, which they can then pass along to their customers.

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Increased reliance on technology. Advances in technology are placing a premium on decreased transaction time and increased business-to-business activity. Businesses recognize the benefits of being able to transact commerce electronically.

Our Products and Services

          While we are both a logistics services provider and a distributor, the products we handle in both cases are principally the following:

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Batteries, battery chargers and related accessories. We are one of the leading domestic distributors of sealed, or “maintenance-free,” lead acid (“SLA”), absorbent glass mat and gel batteries, all of which have been designated as non-hazardous by the U.S. Department of Transportation. We maintain a broad inventory of various sizes of SLA batteries in our brands and private labeled to sell to retailers and distributors for consumer and industrial applications, and to OEMs for use in the manufacture and sale of technology products, such as wheelchairs, uninterruptible power supply (UPS) systems and security equipment. We also stock and distribute a broad range of branded and private-labeled batteries including nickel-cadmium, lithium, nickel metal hydride, alkaline and carbon-zinc batteries, which are used primarily in consumer electronic products. Our brands include the names Universal Battery, Universal, Adventure Power®, Starter-Up, UB Scootin®, Charge N’ Start™ and UNILOK™. We currently private label our products for many large customers such as Home Depot Supply, RadioShack, Bass Pro, Cabela’s and others. We also stock components used in custom battery pack assembly. Finally, we are also an authorized Panasonic modification center that builds custom-designed battery packs comprised of Panasonic batteries for customers. We continue to develop new battery sizes for varying applications depending on customer and market needs.

We have an expanding line of power supply inverters, battery chargers and maintainers for various applications such as automotive, marine, hunting, motorcycle and medical scooters.

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Portable power products, such as jump-starters, 12-volt power accessories and other battery-powered tools and accessories. Our line of jump-starters, called Starter-Up™ and Starter-Up Marine™, are portable sources of 12-volt DC power used primarily as emergency starting power sources on failed automobile and marine batteries. These jump-starters may be used to power many accessories including cellular phones, laptops and radios. Our jump-starters are sold to retailers such as RadioShack, Bass Pro Shop and Cabela’s. We have also added our own expanding 12-volt DC accessory line which includes electric auto jacks, impact wrenches, handheld vacuums, cordless air compressors, warmers/coolers, spotlights, electric mugs and others that plug into cigarette lighter sockets or any 12-volt DC power source.

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Security products, such as perimeter access controls, horns, sirens, speakers, transformers and related installation components. As a result of our relationship with Brinks, we carry a broad line of residential and commercial security products including alarm panels, perimeter access controls, transformers, sirens, horns, cabling and other related products.

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Electro-magnetic devices, capacitors, relays and passive electronic components. We stock and distribute electronic components, such as resistors carbon or metal film, capacitors of varying types and relays for use in the manufacture, repair, and modification of electronic equipment.

          We continue to actively review sources for new and innovative products to add to our spectrum of product offerings.

          Our logistics services include the following:

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Inventory sourcing and procurement. As a result of our relationship with manufacturers in the Pacific Rim, we believe we can effectively source products for our customers and at the same time help lower their costs. We see this as a competitive advantage that will help us secure long-term customer relationships. In order to accommodate the needs of our customers, we can have the manufacturer ship directly to them. Alternatively, we can purchase and stock inventory for a customer in our warehouse according to their inventory needs and deliver to its customers as required. In this situation, we own the inventory unlike a traditional logistics and fulfillment provider that merely warehouses and distributes the products while leaving the ownership of the inventory to the customer. We believe that our ability to purchase and stock products for our customers is a competitive advantage that helps our customers manage their cash flows.

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Warehousing and distribution. We can take delivery of inventory items either for our own account or for the account of a customer, and ship out of one of our distribution centers. Our primary distribution center is located in Carrollton, Texas, a suburb of Dallas, which is a designated Foreign Trade Zone. We also benefit from Carrollton’s Triple Freeport Exemption from local tax authorities on certain inventory brought into Carrollton and then reshipped out of Texas within a specified period. This prime location allows easy access to national and international markets, and enables us to facilitate efficient, quick delivery and fulfillment of products nationwide. We also have regional logistics centers in Oklahoma City, Oklahoma, and Las Vegas, Nevada, which provides another distribution point to support additional and varying customer needs.

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Engineering design assistance, custom assembly and kitting. We offer engineering design assistance services for product lines, such as battery assembly systems, security and battery powered products as well as custom battery pack assembly and kitting. As an example, we have the ability to design and assemble custom battery packs consisting of assembled groups of batteries combined electrically into a single unit. These battery packs are typically used for cell phones, cordless phones, door lock and flashlight stick applications. For customers that require specific battery solutions for inclusion in their own products, we obtain the battery and necessary components and configure a new finished good unit based upon the customer’s specifications. We have specialized equipment such as electric welders, sonic welders, computer-aided design programs, computer-driven battery analyzers, battery chargers, heat-shrink ovens and strip-chart recorders to support custom assembly, design and engineering needs. In addition to providing the services necessary to produce battery packs, we supply materials such as wiring, connectors, and casings. Completed battery packs are assembled to order in nearly all instances. We add value to products and components by packaging them in customer specified kits or tailor-made units that are convenient for the customer to order. We may purchase, in bulk quantities, batteries, wiring harnesses, control panels and similar items necessary to install a residential security system. Each security system installation may require only one or two of the items purchased in bulk by us. As a value added service we will pick the small quantities of components from the bulk supply and repackage them into a single shippable unit for the convenience of our customer. We then market and sell the single shippable unit as a complete product to its customer. We provide this service to a number of our customers including Brinks.

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Graphic design and marketing. We offer branding, packaging design and marketing services to assist customers in bringing their product from development to finished product. In some instances, we will help promote and sell the finished product through our sales and marketing department.

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Disposal. As an additional value-added service to our customers, and in ensuring that we contribute to environmental conservation, we help coordinate pick up of all their used or “spent” sealed lead acid batteries with EPA authorized haulers who will then deliver them to EPA authorized smelters.

Growth Strategy

          Our objective is to become a leading provider of third-party logistics services, particularly supply chain management solutions, and the leading supplier and distributor of portable power supply products, security system components and other products. Our long-term growth strategy includes the following:

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Expand our logistics and value-added services offerings. As part of our overall growth strategy, we are seeking to replicate our Brinks model and have begun marketing our logistics and supply chain management capabilities. We believe that one of the most efficient ways to attract new customers and expand relationships with existing customers is to expand our logistics service. To date, our focus has been on developing supply chain management services. With our logistics and supply chain expertise, which includes sourcing, warehousing, shipping, kitting and distribution, and our array of value-added services, we are identifying and aggressively pursuing new markets and new customers who are not necessarily within the scope of portable power, security and electronic related products. We are marketing our third party logistics and supply chain solutions to other markets, whether it be warehousing, inventory management and distribution of housewares, office supplies or toys. Similarly, through our sealed lead-acid battery distribution, we have expanded to serve medical scooter, jet-ski, motorcycle, hunting, and marine markets. In the future, we may also seek to develop other logistics such as freight forwarding and shipping, customs and brokerage, real-time inventory pricing information, electronic order entry and rapid order processing.

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Enhance information technology capabilities. We provide a customized web portal interface for Brinks that allows it to easily place orders online with access to and management of its fulfillment needs. We plan to develop similar systems for our other customers based on their particular needs. We believe that in the coming years an increasing number of transactions in this industry will be processed online. As a result, we plan to further expand the functionality and utilization of our website in such a way that it will become more accessible and user-friendly. In addition, we have begun to review warehouse management systems and related hardware, such as material handling equipment and carousels, that will enable us to improve overall supply chain workflow and efficiencies, increase fulfillment capacity, provide greater visibility throughout the supply chain processes and provide real-time data and effective decision-making.

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Increase our product offerings. Another effective means of attracting new customers and expanding relationships with existing customers is to increase the number and breadth of our product offerings. Our intention is to carry new products that complement those already within our portfolio as well as other electronic products such as semiconductors and computer equipment. In addition, we may also establish a base of operations in Asia so we can further develop relationships with low-cost manufacturers throughout the region. We intend to expand our product lines to include a more comprehensive offering of (i) consumer batteries and chargers for applications such as cell phones, laptops, camcorders, digital cameras and toys, (ii) sealed lead-acid batteries for consumer, industrial and customized applications, (iii) battery-powered and related consumer goods, such as battery chargers and maintainers, jumpstarters, portable power tools and accessories, (iv) security-related access-control products, and (v) other new products. In order achieve this goal, we will seek to expand our relationship with existing suppliers and consultants, and/or forge relationships with new suppliers using our contacts throughout the Pacific Rim.

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Identify new customers and new markets. We intend to pursue new customers and new markets through traditional sales and marketing activities. We believe that the trend of consolidation in the electronics industry will continue and that, as a result, new customers and new markets will become available to us. New markets include domestic as well as international. We currently serve customers in Canada, England, Ireland and Australia and we have a salesperson based in Spain. Part of our growth strategy is to further develop new accounts in Europe and Latin America and to establish distribution centers in strategic global locations to service these accounts. In addition, we have recently begun to offer many of our products at retail through our retail store called “Batteries & Beyond” located in our Nevada regional logistics center. We are also planning to tap into the retail market by developing a new website for consumers. We have reserved the domain names “www.batteriesbeyond.com,” “www.batteriesandbeyond.com” and “www.batteriesnbeyond.com” for this purpose.

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Develop proprietary products. We intend to develop other proprietary products synergistic to our business to build added value and offerings to our customers. For example, we are developing a battery data base cross referencing system that will have a database of all batteries, their applications, the products in which they can be used and their attributes. The different attributes of a battery include chemistry, category, brand, brand model, manufacturer and battery model. The system will be installed on free-standing kiosks in retail venues and consumers, regardless of their level of battery knowledge, will be able to search for a battery based on application, the product they are using or the battery attributes. The system will then identify one of our products that the user can either choose to purchase at the retail location if available or the user may have the option of placing the order at the kiosk and have the battery delivered directly to the consumer.

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Vertical integration. We believe that the extent of our future success will depend, in part, on our ability to control our source of products. To that end, we are contemplating either building or purchasing a factory that manufactures batteries and that also has injection molding capabilities. While either option presents its own challenges and its own set of risks, we believe that having manufacturing capability has a number of benefits that override these risks. These benefits would include (i) reducing or, in some cases, even eliminating the risk of depending on an unrelated third party as the single source for our most important line of products, (ii) reducing our costs and improving our margins, and (iii) enabling us to expand our business by supplying other distributors. At the present time, we are not a party to any agreement involving building or purchasing a factory. However, we have held preliminary informal discussions with a representative of Hengli, our principal source of batteries, about buying that facility. Since we did not have the capital to purchase that factory those discussions were by necessity general in nature and inconclusive. At this time, we cannot say that it is likely that we will buy all or a portion of this factory. Once this offering is complete, we may enter into more serious and substantive discussions with this factory and/or its representative. We also plan to assess the different options that may be available to us, including building our own factory or purchasing an existing factory in China, Mexico or anywhere else. We cannot assure you that we will ever build or buy a factory. Any decision to build or buy a factory, whether in China or elsewhere, will be made after this offering is completed by our board of directors, a majority of whom will be “independent.” Similarly, as discussed above, we are expanding into the retail market and we also plan to develop an online retail presence and enhance our e-commerce capabilities.

Quality Controls and ISO Certification

          We adhere to a quality management system that ensures that our operations are performed within the confines of increasing strictness in quality control programs and traceability procedures. As a result, our distribution facility has successfully completed procedure and quality audits and earned a certification under the international quality standard of ISO 9001:2000. This quality standard was established by the International Standards Organization (ISO), created by the European Economic Community (EEC). The ISO created uniform standards of measuring a company’s processes, traceability, procedures and quality control in order to assist and facilitate business within the EEC. This voluntary certification is a testimony of our commitment to demonstrate our ability to consistently provide products that meet customer and applicable regulatory requirements, and enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable regulatory requirements.

          Product safety is a top priority for us and all of our products that have electrical or mechanical concerns are safety tested and approval listed by UL, CUL, CSA, CE, TUV, or other standards agencies as required by and relevant to the customer’s business location. These agency listings ensure that our products adhere to specific quality and consistency standards.

Customers

          Our customers include OEMs, contract electronic manufacturers, distributors, retailers and electronics manufacturing service providers that serve a broad range of industries including: automotive industrial; marine; medical mobility and other medical equipment; security and surveillance; consumer goods, electronics, appliances and other products; computers and related equipment and accessories; telecommunications; and distributors of portable power supply units, principally batteries, that are used in a broad range of commercial and consumer products. In total, our customer list included over 2,900 active accounts in 2005. We define an active account as anyone who has purchased goods from us within the last two years. Our largest customer is Brinks for whom we function as a supply chain manager throughout the United States and Canada. Under our agreement with Brinks, which expires in November 2008, we purchase various components for Brinks’ security systems, some of which we purchase from Brinks’ designated suppliers. Some of the components we assemble and pack into kits. We sell and ship the components and the kits to Brinks and to independent Brinks authorized dealers. Brinks is our only customer that accounts for more than 10% of our net sales. In 2005 Brinks accounted for approximately 56% of our net sales. Because of this concentration, adverse conditions affecting this customer could have an adverse impact on our business. We expect that demand for our services and, consequently, our results of operations will continue to be sensitive to domestic and global economic conditions and other factors we cannot directly control. As such, our focus will remain on diversification of our product lines and service offerings and overall expansion of business with current customers and adding new accounts through our field and global sales and marketing teams.

Sources and Availability of Products

          We purchase products from both domestic and foreign component manufacturers. In 2005, we purchased products from approximately 130 suppliers. Approximately, 68% of our 2005 purchases were from domestic suppliers and 32% were from foreign suppliers. For the first nine months of 2006, approximately 62% of our purchases were from domestic suppliers and 38% were from foreign suppliers. We do not have supply agreements with any of these sources, although Brinks has a written agreement with HS&CE, which accounts for approximately 44% of our inventory purchases. In addition, even though we purchase 80% of our batteries from a single source, Hengli, we believe that if that relationship was to terminate we would be able to re-source those products from other suppliers fairly quickly, although our costs may be higher. Other than HS&CE and Hengli, we do not depend on any single source for the products that we stock and sell.

          We have significant long-term relationships with manufacturers located in the Pacific Rim, principally China. Other suppliers are located in Taiwan, Japan and Malaysia. These relationships, many exceeding a decade, are managed either directly by us and or indirectly through a third-party consultant, who has extensive expertise in importing batteries, portable power accessories, and related products, particularly from China. Through this relationship, we have the capability to effectively procure products according to customer needs including “hard-to-find” items to obtain lower project and product costs and to offer a wide and expanding range of synergistic portable power solutions such as chargers and 12-volt accessories. Under our agreement with this consultant, we pay a commission if we purchase goods from a factory that it introduced to us. The commission is based on the total dollar value of the transaction and ranges from 3% to 6%, depending on the factory. Approximately 30% of our product purchases are covered by this agreement, including purchases from our largest overseas supplier which represented approximately 22% of our total product purchases and 80% of our battery purchases in 2005.

Competition

          We compete with numerous, well-established companies, many, if not most of which are larger and have greater capital and management resources and greater name recognition than we do. Our competitors include international, national, regional and local companies in a variety of industries.

          One group of actual competitors includes traditional logistics service providers. The major companies in this industry include C.H. Robinson Worldwide, Inc., EGL, Inc., Stonepath Group and UTI Worldwide, Inc. In general, these companies provide freight transportation services but could also provide supply chain management solutions. In comparison, we do not provide freight transportation services. This could make us a less attractive alternative to some potential customers. However, we do engage a freight forwarding company to work with us on consolidating and securing price competitive freight transportation services.

          Second, in the logistics business we also compete directly with the large overnight shipping companies, such as UPS, FedEx and DHL who have to begun to market themselves as supply chain management service providers.

          Third, in the distribution business, we compete with battery and other electronic component distributors, such as Interstate Batteries, MK Battery, Dantona, Arrow Electronics, Avnet, WESCO International, Jaco Electronics and All American Semiconductor. Companies like Arrow Electronics, Avnet, WESCO, Jaco and All-American also have multiple product lines and many also provide supply chain management services. Over the past five years this industry has experienced rapid consolidation driven in part, we believe, by the advances in online capabilities and the availability of more precise supply chain software and systems. While we do not believe that we have the capital resources to compete directly with these companies, we do believe that as a smaller company we can be more opportunistic in terms of developing niche markets and in terms of responding to customer needs, market changes and other trends.

          Finally, we are increasingly finding that manufacturers, particularly foreign manufacturers, are competing against us, marketing and selling their products directly to original equipment manufacturers, distributors and retailers, importers, brokers and e-commerce companies. Foreign manufacturers, particularly those located in low-cost jurisdictions such as Latin America and Asia, generally have a price advantage but are less knowledgeable about the domestic market and lack the infrastructure to properly serve the market.

          We compete primarily on the basis of price, inventory availability, flexibility, scope of services, quality of products and services, delivery time and customer relationships. As such, our ability to remain competitive will largely depend on our ability to (i) continue to source products cheaply and efficiently, (ii) develop new and alternative sources that are comparable in terms of price and quality, and (iii) anticipate and respond to customer demands and preferences and trends affecting the industry, such as new product introductions and pricing strategies, consumer and demographic trends, international, national, regional and local economic conditions including those affecting prices of raw materials and shipping.

          We believe we can differentiate ourselves from other logistics companies in our overall knowledge, experience and understanding of the electronics industry and the market for portable power and related products and in our existing supply-side relationships, which include direct relationships with factories and relationships with factory representatives. We further believe that our most important competitive advantages include the following:

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Well-established sourcing contacts. We have long-standing relationships with manufacturers in the Pacific Rim, principally China. Also, we were one of the first authorized distributors of Panasonic batteries in the United States. We also have long-standing relationships with independent third-parties who have extensive contact with manufacturers throughout Asia. We believe that we can bring additional value to our customers by locating alternate suppliers of the same product of comparable quality at significantly lower prices.

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Key customer relationships. Over the last two years we have had over 2,900 customers, from sole proprietors and small businesses to many large, well-known national, regional and local distributors and retailers. Our customers include Brinks, RadioShack, Bass Pro Shops, Cabela’s, Pride Mobility, The Scooter Store, Protection One, Home Depot Supply, the U.S. Navy, and GE Security.

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Extensive inventory permits prompt response to customer needs. We stock a broad range of products according to customer and seasonal needs. With almost $20 million of inventory on hand at any given time, covering 75 classes of products and more than 2,200 SKU’s, we can satisfy most customer demands immediately. Up to 50% of our inventory at any particular time may consist of products that we stock in order to make timely deliveries to Brinks under our agreement with Brinks.

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National distribution. Our primary logistics center and warehouse facility is located in Carrollton, Texas, part of the Dallas metroplex area. We also have regional logistics centers in Oklahoma City, Oklahoma, and Las Vegas, Nevada. The Nevada facility also houses our “Batteries & Beyond” retail store.

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Value-added services. We offer value-added services not commonly provided by other third-party logistics or supply chain service providers, such as sourcing, custom kitting, battery pack assembly, product development, private labeling, and coordinating customers with licensed, EPA approved handlers for their battery recycling needs. Also, we were one of the first authorized Panasonic modification centers in the United States. Unlike traditional third party logistics providers that usually only take possession of a customer’s inventory, we actually purchase and stock the inventory for our clients. In a conventional service relationship, the customer purchases the goods from the supplier and directs the supplier to deliver the goods to the logistics company, which then packs and ships the goods to the end-user. We would similarly look to reduce our exposure with new logistics customers through guaranteed buy-backs, letters of credit or other techniques, although we cannot assure you that any potential customers would be amenable to such an arrangement.

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Broad industry experience; experienced management and support professionals. We have been in business for almost 40 years and have extensive knowledge of our markets and products. Our chief executive officer, Randy Hardin, has been in the battery distribution business for over 20 years. We also have a dedicated and experienced management team coupled with an excellent support staff.

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Reputation for quality. Since our inception, we have built a reputation based on the quality of our products, the timeliness of our deliveries and our responsiveness to customer demands. We believe that our commitment to customer satisfaction and our sourcing expertise have helped us in the industry as a premier supplier of batteries and other portable power products and related accessories. We have had ISO 9001:2000 certification since October 2003. In addition, we ensure that we obtain safety approvals on our products where required by one or more of the following agencies: UL, CUL, CSA, CE and TUV.

Marketing and Sales

          We employ a total of 33 in marketing, sales and sales support to actively pursue new business opportunities and retain and grow existing accounts. We also engage 41 outside sales representatives. We use a variety of techniques to market our products including: (i) direct marketing through personal visits to customers by management, field sales people and sales representatives supported by a staff of inside sales personnel who handle quoting, accepting, processing and administration of sales orders; (ii) general advertising, sales referrals and marketing support from component manufacturers; (iii) telemarketing; (iv) active participation in industry tradeshows throughout the year; and (v) our website. We have undertaken minimal advertising in trade publications, though we foresee pursuing more advertising avenues including direct mail, additional trade and magazine publications and online advertising.

          Our sales organization continues to be one of our differentiating factors in the marketplace. Our senior management supports our sales people with an active and targeted selling approach. Our managers are responsible for customer service and the daily execution of customer requirements focusing on a level of service that we believe will exceed our customers’ expectations. This includes proactively managing existing customer requirements as well as coordinating and communicating customer requirements. Our managers are empowered to make decisions to support our customers.

          Customer retention and strengthening current relationships to participate in new business opportunities is important to us, and we emphasize this throughout our organization. Our logistics revenues continue to be a critical part of our revenue base and we will continue to market, design and execute supply chain management solutions aimed at reducing our customers’ delivery costs and strengthening our customer alliances. For instance, we have a dedicated customer service team to handle Brinks’ daily service matters, to ensure focused support and continued customer satisfaction. We continue to emphasize the development of national and global accounts while aggressively targeting local accounts where we can leverage our array of services. The larger, more complex accounts typically have many requirements ranging from very detailed standard operating and product approval procedures to customized information technology integration requirements. We believe our consistent growth, cost optimization and adaptability to customer needs has enabled us to more effectively compete for and obtain many new accounts.

Intellectual Property

          We own a number of trademarks, trade names, service marks and service names that we use, some of which are registered. These marks and names include the following: Starter-Up™, UB Scootin®, Adventure Power®, Batteries & Beyond™, Charge N’ Start™, UNILOK™, Let Us Power You™ and UPG™. We believe that these marks are important and have helped us develop a brand identity in certain markets and in connection with certain products. In addition, we also rely on trade secrets and other proprietary information regarding customers and suppliers, which we try to protect through the use of confidentiality and non-competition agreements.

          We have a patent-pending on a battery cross-reference system and method that enables users of all levels of knowledge to search for a battery, based on different attributes of a battery. The different attributes of a battery include its chemistry, category, brand of category, brand model, manufacturer and battery model. This concept will be housed in a stand-alone kiosk setting, and our objective is to place these kiosks at retailers. This store within a store concept will enable consumers to browse a comprehensive battery cross-reference database and cross applications of other brands to one of our batteries. The system will then allow the consumer to either locate the product within that retail location, or choose to order the product from the kiosk and have the battery delivered to his or her home. We believe that this patent will help us gain new business at retailers and at the same time, offer retailers a competitive advantage and a value-added service.

Technology

          Our information technology infrastructure is designed to facilitate a distributed operations business model with backend servers for a more centralized and efficient management environment. This infrastructure hosts a true 32-bit client/server Enterprise Resource Planning (ERP) software application (SYSPRO™) on Microsoft® Windows platform, where most of the daily business activities/transactions are processed. SYSPRO™ is a fully integrated solution that gives us complete control over the planning and management of all facets of our operations, including assembly, distribution and accounting. Each function is then broken into several modules but all within the same ERP system. Assembly is supported by these modules: (i) bill of material and (ii) work in progress. Distribution is supported by the following modules: (i) inventory control, (ii) purchasing, (iii) sales, (iv) returns and

(v) point of sales. Accounting is supported by the following modules: (i) accounts receivable, (ii) accounts payable, (iii) general ledger, (iv) cash book and (v) fixed assets. Additionally, the recent deployment of SYSPRO™ Customer Relations Management software (CRM) has allowed us to better track and manage all customer and supplier touch points. SYSPRO™ CRM enables sales, marketing, engineering and customer support operations to work collaboratively while providing a complete and transparent view of all records and correspondences.

          With access to easy-to-view real-time information, SYSPRO™ gives us the ability to respond rapidly to changing circumstances, react quickly to customer demands, and reduce operating costs through streamlined processes. Additionally, SYSPRO™’s ability to integrate with other “best-of-breed” solutions, such as warehouse management systems, transportation management systems and electronic data interface systems, easily extends control to our entire supply chain. The modular nature of SYSPRO™ allows us to select those functions needed to increase operational control and effectiveness while avoiding unnecessary expense.

          As a result of increasing advances in technology, we recognize that our computer and communication systems need to be continuously upgraded and enhanced if we are to remain competitive. For instance, in an effort to anticipate and meet the increasing demands of customers and suppliers and to maintain “state-of-the-art” capabilities, we have identified the need for a true warehouse management system (WMS) and related hardware such as material handling equipment (MHE) and carousels. MHE may include conveyors, sorters, weigh-in motion scales, and other components. Successfully implementing these solutions would help us meet today’s fulfillment challenges and adapt for tomorrow’s challenges. We have begun to review various WMS and MHE solutions and a portion of the proceeds of this offering is earmarked to pay for developing or purchasing and installing such a system and purchasing such equipment. By implementing “best-of-breed” WMS and MHE solutions, we aim to improve on the following areas of our operations:

•	intelligent work direction (radio frequency (RF) directed processes);

•	improve pick efficiency;

•	avoid costly mistakes;

•	improve overall workflow;

•	accurate real-time inventory to facilitate better decision-making;

•	detailed audit trail;

•	better visibility throughout our supply chain processes;

•	automatic monitoring and reporting of quality measures;

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ability to effectively and efficiently perform third-party logistics functions such as activity based billing by customer, automatic order inputs, custom pick tickets, packing slips and shipping labels per owner; and

•	increase overall facility throughput.

          We cannot assure you, however, that any upgrades that have been made or that will be made in the future will result in increased sales or reduced operating costs or increased customer satisfaction.

          We own the majority of the equipment used in our design and assembly operations. We own the computer hardware and software required for our accounting, sales and inventory functions and the office furniture and equipment as necessary to operate our business. This equipment consists of readily available items and can be replaced without significant cost or disruption to business activities.

Warranties

          We offer warranties of various lengths on most of our products. These warranties range from as little as 90 days to as long as three years. In addition, we pass along the manufacturer’s warranty, if any. In most cases, there is no manufacturer’s warranty. The most notable exception is products purchased for Brinks, some of which have a manufacturer’s warranty that extends for up to five years. Our warranty is only for defects in the product. In the event a productive is defective, our only recourse is to return it the manufacturer and demand a credit against future purchases. To date, we have only had minimal warranty claims asserted against us.

Government Regulation and Environmental Matters

          Except for usual and customary business licenses, permits and regulations, our business is not subject to governmental regulations or approvals. We believe that we comply with all relevant federal, state and local environmental regulations and do not expect to incur any significant costs to maintain compliance with such regulations in the foreseeable future. Failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our permits or authorities. We cannot give assurance as to the degree or cost of future regulations on our business.

          All of our sealed lead-acid batteries are non-hazardous Class 60 batteries, and therefore are not subject to laws, rules and regulations that deal with the handling of hazardous materials. However, we do offer to our customers as a value-added service, coordination of used sealed lead-acid battery pick up by EPA authorized haulers to dispose of the used batteries at EPA authorized smelters. Our lithium batteries are designated as Class 9 or hazardous. We ensure that we work with manufacturers certified in handling and packaging these batteries in compliance with laws, rules or regulations that deal with handling of hazardous materials that relate to Class 9. When the lithium batteries arrive at our facility, they are warehoused in a separate area, and shipped out to customers as needed. We do not make any modifications to lithium batteries or their packaging.

Property

          Our executive offices and principal logistics center are located at 1720 Hayden Drive, Carrollton, Texas where we lease approximately 150,000 square feet. The lease expires December 31, 2009 and the monthly rent is currently approximately $37,000, including basic rent and additional charges for operating expenses. The space is sufficient for our current needs. However, in order to accommodate our anticipated growth, we believe that we may need to expand our principal distribution center and warehouse facility within six to 12 months following this offering.

          On April 30, 2003, we entered into a lease agreement for approximately 5,000 square feet of retail and warehouse space in Oklahoma City, Oklahoma. We are leasing this space for approximately $1,500 per month. The lease expires July 31, 2008.

          We entered into a lease agreement for approximately 9,550 square feet of retail and warehouse space in Las Vegas, Nevada. We are leasing this space for approximately $9,550 per month. The lease was effective as of January 1, 2006 and expires December 31, 2008.

Employees

          As of September 30, 2006, we had a total of 65 employees, of which 57 people are based in our Texas facility, four were based in each of our regional logistics centers in Oklahoma City, Oklahoma and Las Vegas, Nevada. We have four senior executives, 33 marketing, sales and sales support personnel (including the employees in our regional logistics centers), 13 information technology, accounting, administrative and purchasing personnel, five engineering and packing personnel and 10 people in our warehouse and shipping department. All of our employees are full-time. We do not have collective bargaining agreements with respect to any of our employees. We have not experienced any work stoppages and consider our relations with employees to be good.

Legal Proceedings

          Energizer Holdings, Inc. and Eveready Battery Company, Inc. (collectively “Eveready”) have initiated legal proceedings against us and over 20 other respondents relating to the manufacture, importation and sale of certain alkaline batteries alleged to infringe U.S. Patent No. 5,464,709. Eveready is seeking a general exclusion order with respect to future importation of these batteries. We have denied infringement and have been vigorously defending this action. The International Trade Commission ruled against Eveready and the matter was appealed to the United States Court of Appeals for the Federal Circuit. On January 25, 2006, the Federal Circuit reversed the Commission’s holding of invalidity and has remanded for further proceedings based on its construction of Eveready’s patent. The parties are waiting for the International Trade Commission to rule on the issue of whether the investigation should be terminated. For more information, see In re Certain Zero-Mercury-Added Alkaline

Batteries, Parts Thereof and Products Containing Same, Investigation No. 337-TA-493, in the United States International Trade Commission.

          In September of 2005, A.J. Gilson, a former sales representative, filed an action in the District Court of Dallas County, Texas, against Zunicom and us, claiming damages for breach of contract in the amount of $430,722 and all reasonable and necessary attorney fees. The plaintiff is alleging that we failed to pay him sales commissions to which he is entitled. We are defending ourselves and consider the claim without merit. We do not expect the final resolution of this claim to have a material adverse effect on our financial position. However, depending on the amount and timing of an unfavorable resolution against us, or the costs of settlement or litigation, our future results of operations or cash flows could be materially adversely affected.

MANAGEMENT

Executive Officers and Directors

          The names, ages and titles of our executive officers and directors, as of November 1, 2006, are as follows:

Name	Age	Positions

William Tan	63	Chairman of the board
Randy Hardin	46	Chief executive officer, President and Director
Ian Colin Edmonds	34	Executive vice president, Chief operating officer and Director
Julie Sansom-Reese	43	Chief financial officer and Treasurer
Mee Mee “Mimi” Tan	32	Senior vice president business development and marketing and Secretary
Leslie Bernhard	62	Director Nominee (1)
Marvin I. Haas	64	Director Nominee (1)
Garland P. Asher	62	Director Nominee (1)
Robert M. Gutkowski	58	Director Nominee (1)

(1)	The Director-Nominees will take office on the date of this prospectus.

          WILLIAM TAN has been chairman of the Board since January 1999. He has served as the chairman of Zunicom, our corporate parent, since February 1997 and of AlphaNet since October 1999. Mr. Tan’s principal business has been private investments. Mr. Tan has been active as an entrepreneur in the fields of finance, general insurance, property development and management. He has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father of Mimi Tan and the father-in-law of Ian Edmonds.

          RANDY HARDIN has been our president since October 1996 and was appointed chief executive officer in January 1999. He has also been a director since January 1999. Mr. Hardin was appointed as director of AlphaNet in September 2001. From 1982 to 1991 Mr. Hardin was employed at Interstate Batteries. From 1991 to 1996, Mr. Hardin was the National Sales Manager of MK Battery, Inc., a distributor of sealed batteries. Mr. Hardin is a graduate of Texas A&M University where he received a Bachelor of Arts in Political Science in 1982.

          IAN COLIN EDMONDS has been a director since January 1999, our chief operating officer since May 2002 and our Executive Vice President since October 2006. He is responsible for overall operations, corporate finance, M&A and planning activities, and risk management. Since July 1997 Mr. Edmonds has also served as a director and an officer of Zunicom. From July 1997 through March 2003 he was a vice president and since April 2003 he has also been the executive vice president of Zunicom. Since October 1999 he has also been a director of AlphaNet. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the husband of Mimi Tan and the son-in-law of William Tan.

          JULIE SANSOM-REESE has been employed by us since 1986. She was appointed as our chief financial officer in 1991. She was named interim chief financial officer of Zunicom in November 1999. In November 2000, Ms. Sansom-Reese assumed this role on a permanent basis. Since October 2003, Ms. Sansom-Reese also served as chief financial officer of AlphaNet. Ms. Sansom-Reese earned a Bachelor of Arts in Business from Texas Tech University in May 1986.

          MEE MEE “MIMI” TAN has been our corporate secretary since February 1998 and our senior vice president of business development and marketing since December 2006. She served as our vice president business development and marketing from May 2002 through December 2006. Her responsibilities include new business development and projects, corporate marketing and overall branding strategies. She has also seved as Zunicom’s director of operations and corporate secretary since February 1998 and as AlphaNet’s corporate secretary since October 1999. Ms. Tan graduated cum laude from the University of Denver in November 1996 with a Bachelor’s Degree in Marketing and a Minor in Statistics. She is the daughter of William Tan and the wife of Ian Edmonds.

          Once this offering is completed, Mr. Edmonds, Ms. Tan and Ms. Sansom-Reese will resign as officers of Zunicom and AlphaNet. Mr. Tan and Mr. Edmonds will continue as directors of Zunicom and Mr. Tan, Mr. Edmonds and Mr. Hardin will continue as directors of AlphaNet.

          None of Messrs. Tan, Hardin and Edmonds is “independent” as required under the rules and regulations that apply to a company listed on the American Stock Exchange. However, it is our intent that the Director-Nominees will be “independent”.

Director-Nominees

          LESLIE BERNHARD, is a co-founder of AdStar, Inc. (Nasdaq: ADST), provider of technology services to the newspaper classified advertising industry. She has been a director of AdStar since its inception in 1986 and its President and Chief Executive Officer since 1991. Ms. Bernhard also serves on the board of directors of Milestone Scientific, Inc., (OTCBB: MLSS.OB): a developer and manufacturer of medical and dental equipment. Ms. Bernhard holds a B.S. degree from St. John’s University.

          MARVIN HAAS, served as president and chief executive officer of Chock Full O’Nuts Corporation (NYSE: CHF) from 1993 through 1999 when Chock was sold to Sara Lee Corporation. Since his retirement from Chock Full O’Nuts, Mr. Haas has been a private investor. Mr. Haas received a B.A. from Northeastern University and an MBA from its Graduate School of Business.

          GARLAND P. ASHER is the founder and principal of G. Parker Holdings, Inc., which specializes in financial consulting and investment management services. In addition, from September 1999 through June 2004, Mr. Asher was the President and Chief Operating Officer of Integration Concepts, Inc., a software development company. From 1991 through 1992 he was the Chief Financial Officer of Intelligent Electronics, Inc., a distributor of personal computers, and from 1986 through 1991 he was the Chief Financial Officer of Intertan, Inc. an electronics retailer. Mr. Asher is currently serving on the City of Fort Worth audit committee. Mr. Asher is a certified financial analyst and received an MBA in International Finance from the Wharton School of Commerce and Finance, University of Pennsylvania in May 1970.

          ROBERT M. GUTKOWSKI is the founder, president and chief executive officer of Marketing Group International, a provider of consulting services to businesses in the sports and entertainment industries. He advised the New York Yankees in regard to the creation of the YES Network, a regional sports and entertainment network. He previously served as chief executive officer of the Marquee Group, Inc., a worldwide sports and entertainment firm that managed, produced and marketed sports and entertainment events and provided representation for athletes, entertainers and broadcasters. From 1991 until 1994, he was President of Madison Square Garden, Inc. where he was responsible for the operations of the New York Knickerbockers basketball team, the New York Rangers hockey club and MSB Communications, which included the MSG Television Network. Mr. Gutkowski was a member of the Board of Directors of EuroTrust A/S, (Nasdaq: EURO) from May 2004 through May 2006.

          Under our bylaws, the Board must consist of a minimum of three and a maximum of 11 directors. Following this offering, the Board will have seven members. Directors are elected annually at the annual meeting of shareholders to hold office for one year or until their successors are duly elected and qualified. We have not yet set the date for the first annual meeting of shareholders following this offering. Board vacancies resulting from resignations, retirements, removals or newly created seats resulting from an increase in the number of directors, may be filled by a majority vote of the directors then in office, even if less than a quorum or by the sole remaining director. The executive officers are appointed by the Board and serve at its discretion.

Committees of the Board of Directors

          The Board has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee will be made up entirely of independent directors.

          Audit Committee. The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee’s responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by the independent auditors;

•	reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;

•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

          Following this offering, Garland P. Asher will be chairman of the Audit Committee and the other members of the Audit Committee will be Robert M. Gutkowski and Leslie Bernhard. The Board has determined that Garland P. Asher is an “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-K, and “independent” for purposes of Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934.

          Compensation Committee. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;

•	reviewing the performance objectives and actual performance of our officers; and

•	administering our stock option and other equity and incentive compensation plans.

          Following this offering, the chairman of the Compensation Committee will be Marvin I. Haas and the other members of the Compensation Committee will be Leslie Bernhard and Garland P. Asher.

          Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our shareholders and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering shareholder nominees to our Board;

•	reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and

•	reviewing and monitoring compliance of our code of ethics and insider trading policy.

          Following this offering, the chairman of the Corporate Governance and Nominating Committee will be Leslie Bernhard and the other members of the committee will be Marvin I. Haas and Robert M. Gutkowski.

          As of the date of this prospectus, we have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This Code of Ethics will be posted on our website at www.upgi.com.

Compensation of Directors

          Once this offering is effective, our “independent” directors will receive an annual fee of $5,000, payable in equal quarterly installments, and $500 plus reimbursement for actual out-of-pocket expenses in connection with each board meeting attended in person or $200 for each board meeting attended telephonically. In addition, the chairman of the audit committee will receive an annual fee of $1,000, payable in equal quarterly installments, and each Committee member will receive $500 plus reimbursements for all out-of-pocket expenses they incur for each committee meeting they attend in person or $200 for each committee meeting attended telephonically, unless the committee meeting immediately follows or precedes a board meeting, in which case he will receive $200 for attending in person or $100 for attending telephonically.

Executive Compensation

          Summary compensation. The following table sets forth information regarding compensation awarded to, earned by, or paid to our chief executive officer and our other most highly compensated executive officers whose compensation exceeded $100,000 in 2005 for all services rendered to us in all capacities during the last three completed fiscal years.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus		Other Compensation

Randy Hardin,	2005	$203,077	$252,125	(2)	$20,971(3)
Chief Executive Officer	2004	$207,692	$25,000		$21,145(3)
and President	2003	$200,000	$264,762	(4)	$25,751(3)

Ian C. Edmonds,	2005	$143,077	$39,000	(5)	$21,909(3)
Chief Operating Officer	2004	$145,384	$13,000		$21,965(3)
	2003	$160,417	$25,000	(6)	$19,812(3)

Mimi Tan,	2005	$115,523	$36,000	(7)	$4,896(8)
Senior Vice President Business	2004	$116,261	$2,900		$4,953(8)
Development and	2003	$116,277	$24,000	(9)	$2,160(8)
Marketing and Secretary

(1)	Does not reflect $36,000 and $32,000 paid by Zunicom to Ian Edmonds and Mimi Tan, respectively, for services rendered to Zunicom.

(2)	Of this amount, $135,243 was paid in 2005 and the balance, $116,882, was paid in 2006.

(3)	Car lease, medical insurance and long-term disability insurance payments.

(4)	Of this amount, $117,943 was paid in 2003 and the balance, $146,819, was paid in 2004.

(5)	Of this amount, $30,000 was paid in 2005 and the balance, $9,000, was paid in 2006.

(6)	Of this amount, $11,000 was paid in 2003 and the balance, $14,000, was paid in 2004.

(7)	Of this amount, $28,000 was paid in 2005 and the balance, $8,000, was paid in 2006.

(8)	Medical and long-term disability insurance payments.

(9)	Of this amount, $10,500 was paid in 2003 and the balance, $13,500, was paid in 2004.

Cash Bonus Plan

          Historically, the Board has allocated 20% of our annual pre-tax income to a cash bonus pool that is allocated among all of our employees provided we achieve a targeted pre-tax income amount set by the Board. Half of this amount is paid to our chief executive officer, Randy Hardin, pursuant to his employment agreement. Targeted pre-tax income is net income less taxes and management fees. The Board determines the targeted pre-tax income amount based on our historical performance and financial forecasts prepared by management. For 2005, the targeted pre-tax income amount was $1.3 million and for 2006, it is $2.4 million.

Options Held by Named Executives

          None of our executive officers held any options as of December 31, 2005. In connection with this offering, we plan to grant options to our executive officers and other key employees covering 1,250,000 shares of our common stock, approximately 25% of our issued and outstanding shares after completion of the offering. The planned option grants will include grants covering 475,000 shares to Randy Hardin and 356,250 shares to each of William Tan and Ian Edmonds, all of which will be exercisable at the initial public offering price of the shares offered under this prospectus.

Stock Option Plan

          In December, 2006, we adopted and our shareholders approved and ratified our 2006 Stock Option Plan, the purpose of which is to attract and retain the personnel necessary for our success. The 2006 Stock Option Plan gives the Board the ability to provide incentives through grants of stock options, restricted stock awards and other types of equity-based incentive compensation awards to our key employees, consultants and directors (other than directors that are not compensated for their time by us or receive only a director’s fee). After this offering is completed, the plan will be administered by the Compensation Committee. Except as may otherwise be provided in the plan, the Compensation Committee will have complete authority and discretion to determine the terms of awards.

          A total of 1,250,000 shares of our common stock, representing 25% of the total number of shares issued and outstanding immediately after this offering without taking into account any shares that may be issued upon exercise of the over-allotment option, are reserved for issuance under the plan. If an award expires or terminates unexercised or is forfeited to us, or shares covered by an award are used to fully or partially pay the exercise price of an option granted under the plan or shares are retained by us to satisfy tax withholding obligations in connection with an option exercise or the vesting of another award, those shares will become available for further awards under the plan.

          The 2006 Stock Option Plan authorizes the granting of options, including options that satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. After the Compensation Committee takes office, it will determine the period of time during which a stock option may be exercised, as well as any vesting schedule, except that no stock option may be exercised more than 10 years after its date of grant. Until then, these determinations are made by the entire Board. The exercise price for shares of our common stock covered by an incentive stock option cannot be less than the fair market value of our common stock on the date of grant; provided that that exercise of an incentive stock option granted to an eligible employee that owns more than 10% of the voting power of all classes of our capital stock must be at least 110% of the fair market value of our common stock on the date of grant. The aggregate fair market value of shares subject to an incentive stock option exercisable for the first time by an option holder may not exceed $100,000 in any calendar year.

          The plan also authorizes the grant of restricted stock awards on terms and conditions established by the Compensation Committee. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture.

          The Board may terminate the plan without shareholder approval or ratification at any time. Unless sooner terminated, the plan will terminate in December, 2016. The Board may also amend the plan, provided that no amendment will be effective without approval of our shareholders if shareholder approval is required to satisfy any applicable statutory or regulatory requirements.

Employment Agreements

          We have entered into an employment agreement with Ian Edmonds, effective as of the date of this offering and expiring December 31, 2009. Under the agreement, Mr. Edmonds will continue to serve as our Chief Operating Officer. After the expiration of the term, the employment agreement continues on a month-to-month basis with the same terms and conditions. Under the agreement, Mr. Edmonds will receive a base salary of $195,000, which may be increased from time to time at the discretion of the Board. In addition, Mr. Edmonds is eligible for an incentive bonus to be paid annually, determined solely by the Board at the end of each year, and is entitled to receive options to purchase such number of shares as shall equal 7.5% of the number of our issued and outstanding shares immediately after this offering is completed. The employment agreement with Mr. Edmonds allows for severance compensation in the event a third party purchases substantially all the assets of the business, or if we choose to end the contract without “cause”. The severance compensation is for a twelve month period at the then current salary plus continued coverage of any medical and health benefits, and any incentive bonus as determined by the Board. In addition, if Mr. Edmonds dies or is incapacitated during the term of this agreement the severance provisions are eligible for himself or his designated beneficiaries as the case may be. Mr. Edmonds is bound by confidentiality and non-compete provisions of the agreement.

          We have entered into an employment agreement with Randy Hardin, effective as of the date of this offering and expiring on December 31, 2009. Under the agreement, Mr. Hardin will continue to serve as our President and Chief Executive Officer. After the expiration of the term, the employment agreement continues on a month-to-month basis with the same terms and conditions. Under the agreement, Mr. Hardin will receive a base salary of $220,000, which may be increased from time to time at the discretion of the Board. In addition, Mr. Hardin is entitled to receive annual incentive bonuses equal to 10% of our pre-tax income for that year, provided that our pre-tax income for that year exceeds a targeted amount previously established by the Board. However, in no event may the bonus exceed $650,000 for 2007, $750,000 for 2008 and $850,000 for 2009. Mr. Hardin is also entitled to receive options to purchase such number of shares as shall equal 10% of the number of our shares actually issued and outstanding immediately after this offering. The employment agreement with Mr. Hardin allows for severance compensation in the event a third party purchases all or substantially all of our assets or if we choose to end the contract without “cause”. The severance compensation is for a twelve month period at the then current salary plus continued coverage of any medical and health benefits, and any incentive bonus as determined by the Board. In addition if Mr. Hardin dies or is incapacitated during the term of the agreement the severance provisions are eligible for himself or his designated beneficiaries as the case may be. Mr. Hardin is bound by confidentiality and non-compete provisions of the agreement.

          We have entered into a three-year employment agreement with Mimi Tan, effective as of the date of this offering and expiring December 31, 2009. Under the agreement, Ms. Tan will continue to serve as our Senior Vice President of Business Development and Marketing as well as our Corporate Secretary. The employment agreement automatically renews month-to-month with the same terms and conditions. Under the agreement, Ms. Tan will receive a base salary of $161,200, which may be increased from time to time at the discretion of the Board. In addition, Ms. Tan is eligible for an incentive bonus to be paid annually, determined solely by the Board at the end of each year. The employment agreement with Ms. Tan allows for severance compensation in the event a third party purchases substantially all the assets of the business, or if we choose to end the contract without “cause”. The severance compensation is for a twelve month period at the then current salary plus continued coverage of any medical and health benefits, and any incentive bonus as determined by the Board. In addition, if Ms. Tan dies or is incapacitated during the term of this agreement, the severance provisions are eligible for herself or her designated beneficiaries as the case may be. Ms. Tan is bound by confidentiality and non-compete provisions of the agreement.

          We have not entered into any other employment agreements.

401(k) Plan

          We established and continue to maintain a 401(k) and Profit-Sharing Plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. All of our employees who are at least 18 years of age are eligible to participate in the plan. There is no minimum service requirement to participate in the plan. Under the plan, an eligible employee can elect to defer a minimum from 1% to 85% of his salary. We may, at our sole discretion, contribute and allocate to a plan participant’s account, a percentage of the plan participant’s contribution. We have not made any contributions to this plan.

Indemnification and Limitations of Directors’ Liability

          Our amended and restated articles of incorporation provide generally that we shall indemnify and hold harmless each of our directors and executive officers and may indemnify any other person acting on our behalf in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. For example, we will not indemnify any person from or against expenses, liabilities, judgments, fines, penalties or other payments resulting from:

•	an administrative proceeding in which civil money penalties are imposed by an appropriate regulatory agency; or

•

other matters for which the person is determined to be liable for willful or intentional misconduct in the performance of his or her duty to the corporation, unless and only to the extent that a court shall determine indemnification to be fair despite the adjudication of liability.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to our amended and restated articles of incorporation, bylaws and the Texas Business Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

          In addition, to the extent that indemnification for liabilities arising under the Securities Act of 1933, may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Liability

          Our amended and restated articles of incorporation limit the personal liability of our directors and officers in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer, with certain exceptions. Consistent with the Texas Business Corporation Act, our amended and restated articles of incorporation do not limit the personal liability of our directors and officers in connection with:

•	a breach of a director’s duty of loyalty to the corporation or its shareholders;

•

an act or omission not in good faith that constitutes a breach of the duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

•	a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•	an act or omission for which the liability of a director is expressly provided for by statute.

          Our amended and restated articles of incorporation also contain a provision that, in the event that Texas law is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors or eliminating or limiting the personal liability of officers, the liability of a director or officer of the corporation will be eliminated or limited to the fullest extent permitted by law. Our amended and restated articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          From January 1, 2003 through November 30, 2006, we engaged in the following related party transactions:

•

We have distributed an aggregate of approximately $4.6 million to Zunicom, including management fees of $1.9 million and dividends of $2.7 million. The management fees, payable at the rate of $40,000 per month, were $480,000 in each of 2003, 2005 and 2006 and $440,000 in 2004. The management fee is intended to reimburse Zunicom for various services it performs and costs it incurs on our behalf. The services Zunicom performs includes accounting, tax preparation and shareholder and investor relations. Some of the costs Zunicom incurs on our behalf include personnel costs, audit fees, legal fees and filing fees. In 2003, we declared and paid a cash dividend of $566,850. In 2004, we declared a cash dividend of $185,000. In 2005, we declared cash dividends of $966,671 and paid dividends of $882,491. In 2006, we declared cash dividends of $964,000 and paid dividends of $1,233,180.

•

Immediately before the date of this prospectus, we declared a dividend payable to Zunicom. The exact amount of the dividend will be determined immediately before the date of this prospectus and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of our shares that it owns that are covered by this prospectus, or between $1 million and $3 million based on the anticipated range of $7-$9 per share. The dividend will be evidenced by a note payable, which will have a maturity date 66 months from the date of issuance (the date of this prospectus) and which will bear interest at the rate of 6% per annum. Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid to the extent of the net proceeds from the sale of shares covered by the over-allotment option and the balance in 16 equal quarterly installments beginning 21 months after the date of issuance.

•

At September 30, 2006 we owed Zunicom approximately $3.7 million, reflecting the tax benefit of the consolidated losses used to offset our taxable income, declared but unpaid dividends and miscellaneous expenses. The dividend was paid in November 2006. Of the balance, approximately $3.4 million, Zunicom has agreed to convert $2.85 into a long-term liability and forgive the rest. The $2.85 million converted into a long-term liability will be evidenced by a note bearing interest at 6% per annum and maturing 66 months from the date of issuance (the date of this prospectus). Interest on the unpaid principal amount of this note is payable quarterly, in arrears, and the principal amount will be repaid in 16 equal quarterly installments of $178,125 beginning 21 months after the date of issuance.

•

At September 30, 2006, AlphaNet owed us approximately $177,000, which amount is being assigned to Zunicom as part of a partial payment of a current payable to Zunicom. AlphaNet is considered a related party as it is also a wholly-owned subsidiary of Zunicom. The amounts owed relate to various costs we paid on behalf of AlphaNet, including insurance, accounting, and other operating costs. The balance owed to us has never exceeded $177,000 and does not bear interest.

          The Board has adopted a resolution that, in the future, any transactions between us and another person or entity who is deemed to be an “affiliate” or a related party must be approved by a majority of our disinterested directors.

PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus by the following:

•	the selling shareholder;

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and director nominees;

•	each executive officer named in the Summary Compensation Table above; and

•	all of our directors and executive officers as a group.

          The table below does not take into account any shares of common stock sold as a result of the exercise of the underwriters’ over-allotment option. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the shares owned by them. The individual shareholders have furnished all information concerning their respective beneficial ownership to us.

	Shares Beneficially Owned Prior to Offering(2)		Shares Being Offered	Shares Beneficially Owned After Offering(2)

Name of Beneficial Owner(1)	Number	Percent(3)		Number	Percent(3)

Zunicom, Inc.(4)	3,000,000	100.0%	1,000,000	2,000,000	40.0%
William Tan(5)	3,000,000	100.0%	0	2,356,250	44.0%
Randy Hardin(6)	—	—	0	475,000	8.7%
Ian Edmonds(7)	3,000,000	100.0%	0	2,356,250	44.0%
Mimi Tan(8)	—	—	0	—	—
Julie Sansom-Reese	—	—	0	—	—
Leslie Bernhard(9)	—	—	0	—	—
Marvin I. Haas(9)	—	—	0	—	—
Garland P. Asher(9)	—	—	0	—	—
Robert M. Gutkowski(9)	—	—	0	—	—
All directors, director nominees and executive officers as a group (9) persons(10)	3,000,000	100.0%		3,187,500	51.5%

*        Less than 1%

(1)	Unless indicated otherwise, all addresses are c/o Universal Power Group, 1720 Hayden Road, Carrollton, Texas 75006.

(2)

According to the rules and regulations of the Securities and Exchange Commission, shares that a person has a right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Based on 3,000,000 shares issued and outstanding immediately before this offering and 5,000,000 shares issued and outstanding immediately after this offering.

(4)	Selling stockholder.

(5)

Shares beneficially owned prior to and after the offering includes the shares owned by Zunicom over which Mr. Tan has voting and investment power. Shares beneficially owned after the offering also includes 356,250 shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering.

(6)	Includes 475,000 shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering.

(7)

Shares beneficially owned prior to and after the offering includes the shares owned by Zunicom over which Mr. Edmonds has voting and investment power. Shares beneficially owned after the offering includes 356,250 shares underlying options that are currently exercisable at a price equal to the initial public offering of the shares sold in this offering.

(8)	Ms. Tan is the wife of Ian Edmonds and daughter of William Tan. Ms. Tan disclaims ownership of any shares owned beneficially by Mr. Edmonds.

(9)	Director-nominee.

(10)

According to the rules and regulations of the Securities and Exchange Commission, where more than one beneficial owner is listed for the same securities, in computing the aggregate number of shares owned by directors and officers as a group, the same shares are not counted more than once.

DESCRIPTION OF SECURITIES

          Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of undesignated preferred stock, par value $.01 per share. After this offering, we will have 5,000,000 shares of common stock issued and outstanding (5,450,000 shares if the over-allotment option is exercised in full) and no shares of preferred stock issued and outstanding. Immediately before this offering is effective, we will have 3,000,000 shares of common stock outstanding held of record by one shareholder. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part and to the provisions of Texas law.

Common Stock

          Subject to the rights specifically granted to holders of any shares of our preferred stock we may issue in the future, holders of our common stock are entitled to vote together as a class on all matters submitted to a vote of our shareholders and are entitled to any dividends that may be declared by our board of directors. Holders of our common stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of any shares of our preferred stock we may issue in the future. Holders of our common stock have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, upon payment therefore, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

          Our authorized capital includes 5,000,000 shares of undesignated preferred stock par value $.01 per share.

          Under our amended and restated articles of incorporation, the Board has the authority, without further action by the shareholders, to issue from time to time shares of preferred stock in one or more series. The Board may fix the number of shares, designations, preferences, powers and other special rights of each series of the preferred stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, affect adversely the rights and powers, including voting rights, of the holders of common stock, or have the effect of delaying, deferring or preventing a change in control in us. The rights and preferences may include, but are not limited to:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

          In some cases, the issuance of preferred stock could delay or discourage a change in control of us. Any shares of preferred stock we issue will be fully paid and nonassessable. We do not have any outstanding shares of preferred stock at the date of this prospectus.

Authorized but Unissued Shares

          The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common or preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

          The Texas Business Corporation Act provides generally that the affirmative vote of two-thirds of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless the corporation’s articles of incorporation requires a lower percentage, but not less than a majority. Our amended and restated articles of incorporation do not impose any supermajority vote requirements.

Transfer Agent, Warrant Agent and Registrar

          The transfer agent, warrant agent and registrar for our common stock will be Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

SHARES ELIGIBLE FOR FUTURE SALE

          After this offering is completed we expect to have 5,000,000 shares of common stock outstanding (5,450,000 shares if the underwriters’ over-allotment is exercised in full). Of these shares, the 3,000,000 shares of common stock issued in this offering (3,450,000 shares if the over-allotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act.

          The remaining 2,000,000 outstanding shares of common stock will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Ladenburg Thalmann & Co. Inc. (“Ladenburg”), the managing underwriter of this offering, except that sales or transfers may be made in private transactions which are exempt from registration under the Securities Act, if the proposed purchaser or transferee agrees to be bound by the provisions hereof. After the expiration of the lock-up period, or earlier with the prior written consent of Ladenburg, all of the outstanding restricted shares may be sold in the public market pursuant to Rule 144.

          Without taking into account the lock-up agreements, all of the shares of restricted common stock would be eligible for sale under Rule 144 90 days after the date of this prospectus. In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Representatives’ Warrants

          In connection with this offering, we have agreed to sell to Ladenburg and Wunderlich Securities, Inc. (“Wunderlich”), the representatives of the underwriters, collectively, warrants to purchase up to an aggregate of 345,000 shares of our common stock at a price equal to 120% of the initial public offering price per share as set forth on the cover page of this prospectus (the “Representatives’ Warrants”). The Representatives’ Warrants are exercisable at any time beginning 365 days after the effective date of this offering until the fifth anniversary of the effective date. The warrants contain cashless exercise provisions and anti-dilution provisions. In the event a holder of the warrants elects the cashless exercise option, the value of our stock will calculated using the volume weighted average price of our stock over the 20-day trading period ending on the trading date immediately before the exercise date. Neither the Representatives’ Warrants nor the underlying shares may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 365 days immediately following the date of effectiveness of the offering, except to any underwriter participating in the offering and its officers or partners, and only if all securities so transferred remain subject to the 365-day lock-up restriction for the remainder of the lock-up period.

UNDERWRITING

          The underwriters of this offering, for whom Ladenburg and Wunderlich are the representatives, have agreed on the terms and are subject to the conditions of the underwriting agreement, to purchase from us and from Zunicom, and we and Zunicom have agreed to sell to the underwriters, all of the shares issued in this offering as follows:

Shares of Common Stock

Ladenburg Thalmann & Co. Inc.
Wunderlich Securities, Inc.

Total:

          In this offering, we will sell 2,000,000 shares of our common stock and Zunicom will sell 1,000,000 shares of our common stock that it owns. The underwriters are committed severally to purchase and pay for all of the shares on a “firm commitment” basis if they purchase any shares. The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus for which they will receive a commission equal to _% of the selling price for the shares.

          We have also granted an option to the underwriters, exercisable during the 45-day period from the effective date of the registration statement, to purchase up to 450,000 additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering over-allotments.

          We have agreed to pay to Ladenburg a non-accountable expense allowance of _% of the aggregate public offering price of all shares sold, excluding any shares sold pursuant to the underwriters’ over-allotment option. To date, we have paid $25,000 against this non-accountable expense allowance. If this offering is terminated, the advance will be applied against actual expenses, with the balance, if any, returned to us.

          We have applied to the American Stock Exchange to have our shares listed for trading on the Amex.

Indemnification

          The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, or to contribute payments that the underwriters may be required to make in respect thereof.

Electronic Delivery

          One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectuses being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectuses in electronic format, such as CD ROMS or videos. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated to underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Stabilization and Short Positions

          In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriter’s own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

          Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

Warrants

          In connection with the offering, we have agreed to sell to Ladenburg and Wunderlich, for nominal consideration, warrants entitling them or their assigns to purchase up to an aggregate of 345,000 shares of our common stock at a price equal to 120% of the public offering price per share. The warrants have been deemed compensation by the NASD. As such, they are exercisable at any time beginning 365 days after the effective date of the offering until December ___, 2011 and will contain cashless exercise provisions and anti-dilution provisions as are acceptable to Ladenburg and Wunderlich. In the event a holder of the warrants elects the cashless exercise option, the value of our stock will be calculated using the volume weighted average price of our stock over the 20-day trading period ending on the trading date immediately before the exercise date.

Rule 144 Sales

          We have agreed that, during the two year period following the effective date of the Registration Statement, Ladenburg shall have the right to purchase for its account or to sell for the account of any person who was a shareholder prior to the date of this prospectus and who owns, immediately after this offering is completed, at least 1.0% of our outstanding shares of common stock any securities sold pursuant to Rule 144 under the Securities Act of 1933. Each of these people has agreed to give notice to Ladenburg of its intent to offer for sale of any shares of common stock. Ladenburg will have 48 hours excluding Saturdays, Sundays and holidays when the New York Stock Exchange is closed to make an offer for the entire number of shares covered by the notice. Assuming that Ladenburg makes such an offer within 48 hours, the 144 seller will have 48 hours to sell the entire number of shares through or to another broker-dealer for the net price which is better than the price offered by Ladenburg. If it does so, then Ladenburg will have no rights to purchase for its account or sell for the account of the 144 Seller the shares covered by the notice.

Determination of Offering Price

          Prior to the offering, there was no public market for our common stock. The initial public offering of our shares was based upon negotiations between the underwriters and us and the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded logistics and supply chain management service companies that the underwriters believe to be comparable to us;

•	our historical financial information and an assessment of our future cash flows, revenue and earnings;

•	the history of, and the prospects for, our company and the electronics; and

•	the underwriters’ assessment of our management based upon our past operations and performance.

LEGAL MATTERS

          The validity of the common shares offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York. Patton Boggs LLP, Dallas, Texas, will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

EXPERTS

          KBA Group LLP, an independent registered public accounting firm, has audited financial statements as of and for the years ended December 31, 2003, 2004 and 2005 as set forth in their reports. We have included these financial statements in this prospectus, and in the registration statement, of which this prospectus is a part, in reliance on KBA’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          In connection with the units offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits without charge at the Securities and Exchange Commission’s public reference facilities, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, 16th Floor, New York, New York 10279, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

          We intend to furnish our shareholders with annual reports containing financial statements audited by an independent registered public accounting firm.

UNIVERSAL POWER GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Universal Power Group, Inc.

          We have audited the accompanying balance sheets of Universal Power Group, Inc. (the “Company”) as of December 31, 2004 and 2005 and the related statements of income, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Power Group, Inc., as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ KBA GROUP LLP
Dallas, Texas

February 24, 2006, except for Note D to which the date is April 18, 2006 and Note L to which the date is October 25, 2006

UNIVERSAL POWER GROUP, INC.

BALANCE SHEETS

ASSETS

	December 31,
			September 30,
	2004	2005	2006

			(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$135,949	$176,295	$140,762
Accounts receivable:
Trade, net of allowance for doubtful accounts of $196,502, $200,002 and $265,002	7,348,488	8,405,089	9,483,439
Other (including $63,888, $121,086 and $176,536 from related party)	312,661	235,305	194,845
Inventories – finished goods, net of allowance for obsolescence of $263,313, $150,715 and $270,715	13,253,171	19,110,278	20,761,303
Current deferred tax asset	173,337	187,300	314,019
Prepaid expenses and other current assets	392,044	606,281	340,124

Total current assets	21,615,650	28,720,548	31,234,492

PROPERTY AND EQUIPMENT
Machinery and equipment	422,111	557,683	585,129
Furniture and fixtures	207,314	239,639	288,457
Leasehold improvements	175,364	181,232	188,691
Vehicles	140,676	151,597	151,598

	945,465	1,130,151	1,213,875
Less accumulated depreciation and amortization	(495,379)	(633,356)	(748,572)

Net property and equipment	450,086	496,795	465,303

OTHER ASSETS	37,647	34,923	325,402

TOTAL ASSETS	$22,103,383	$29,252,266	$32,025,197

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

BALANCE SHEETS (Continued)

LIABILITIES AND SHAREHOLDER’S EQUITY

	December 31,
			September 30,
	2004	2005	2006

			(Unaudited)
CURRENT LIABILITIES
Line of credit	$8,526,903	$9,261,435	$11,621,516
Accounts payable	7,082,274	12,387,887	10,936,927
Accrued liabilities	165,340	224,151	963,553
Due to parent (including $1,689,267, $2,500,749 and $3,388,140 for income taxes)	1,874,267	2,769,929	3,723,916
Current portion of capital lease obligations	20,977	20,977	20,963
Current portion of deferred rent	39,901	42,637	41,608

Total current liabilities	17,709,662	24,707,016	27,308,483

CAPITAL LEASE OBLIGATIONS, less current portion	46,307	25,339	9,727
NON-CURRENT DEFERRED TAX LIABILITY	37,464	53,728	55,604
DEFERRED RENT, less current portion	221,942	210,510	191,402

Total liabilities	18,015,375	24,996,593	27,565,216

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S EQUITY
Common stock - $0.01 par value, 50,000,000 shares authorized, 3,000,000 shares issued and outstanding	30,000	30,000	30,000
Additional paid-in capital	3,822,597	3,822,597	3,822,597
Retained earnings	235,411	403,076	607,384

Total shareholder’s equity	4,088,008	4,255,673	4,459,981

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$22,103,383	$29,252,266	$32,025,197

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENTS OF INCOME

	Year Ended December 31,			Nine Months Ended September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Net sales	$58,669,741	$67,159,545	$81,275,175	$59,960,761	$68,016,953
Cost of sales	49,564,588	58,355,712	70,960,235	52,187,394	58,342,648

Gross profit	9,105,153	8,803,833	10,314,940	7,773,367	9,674,305
Operating expenses (including $480,000, $440,000, $480,000, $360,000 and $360,000 to parent)	7,191,613	7,568,134	7,888,475	5,897,549	7,096,116

Operating income	1,913,540	1,235,699	2,426,465	1,875,818	2,578,189
Other income (expense)
Interest expense	(310,504)	(445,860)	(490,096)	(346,634)	(596,178)
Interest income	371	3,092	1,599	1,598	18,032
Other, net	(30)	(48,133)	10,151	—	—

Total other expense	(310,163)	(490,901)	(478,346)	(345,036)	(578,146)

Income before provision for income taxes	1,603,377	744,798	1,948,119	1,530,782	2,000,043
Provision for income taxes	(684,850)	(347,139)	(813,783)	(640,057)	(831,735)

Net income	$918,527	$397,659	$1,134,336	$890,725	$1,168,308

Net income per share	$0.31	$0.13	$0.38	$0.30	$0.39

Weighted average shares outstanding	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENT OF SHAREHOLDER’S EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)

	Shares	Amount			Total

Balances at January 1, 2003	3,000,000	$30,000	$3,822,597	$(329,195)	$3,523,402
Dividends declared	—	—	—	(566,580)	(566,580)
Net income for 2003	—	—	—	918,527	918,527

Balances at December 31, 2003	3,000,000	30,000	3,822,597	22,752	3,875,349
Dividends declared	—	—	—	(185,000)	(185,000)
Net income for 2004	—	—	—	397,659	397,659

Balances at December 31, 2004	3,000,000	30,000	3,822,597	235,411	4,088,008
Dividends declared	—	—	—	(966,671)	(966,671)
Net income for 2005	—	—	—	1,134,336	1,134,336

Balances at December 31, 2005	3,000,000	30,000	3,822,597	403,076	4,255,673
Dividends declared (unaudited)	—	—	—	(964,000)	(964,000)
Net income for nine months ended September 30, 2006 (unaudited)	—	—	—	1,168,308	1,168,308

Balances at September 30, 2006 (unaudited)	3,000,000	$30,000	$3,822,597	$607,384	$4,459,981

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$918,527	$397,659	$1,134,336	$890,725	$1,168,308
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	109,580	130,852	137,978	101,641	115,215
Provision for bad debts	276,126	173,744	48,187	95,983	99,160
Provision for obsolete inventory	36,680	90,000	55,962	171,000	120,000
Deferred income taxes	(28,076)	(54,275)	2,301	(62,565)	(124,843)
Loss on disposal of property and equipment	—	25,909	962	962	—
Change in operating assets and liabilities:
Accounts receivable – trade	(444,138)	(970,143)	(1,104,788)	(1,997,922)	(1,177,510)
Accounts receivable – other	83,811	(179,404)	77,356	103,649	40,460
Inventories	(2,813,520)	(2,824,793)	(5,913,069)	(719,574)	(1,771,025)
Prepaid expenses and other current assets	(5,317)	137,492	(214,237)	(149,856)	266,157
Other assets	28,526	12,055	2,724	—	(290,479)
Accounts payable	1,161,615	(1,305,087)	5,305,613	1,514,215	(1,450,960)
Accrued liabilities	934,750	510,544	58,811	794,387	739,402
Due to parent	789,131	277,747	811,482	702,622	879,167
Deferred rent	—	127,204	(8,696)	(6,521)	(20,137)

Net cash provided by (used in) operating activities	1,047,695	(3,450,496)	394,922	1,438,746	(1,407,085)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(37,140)	(114,259)	(185,649)	(120,974)	(83,723)
CASH FLOWS FROM FINANCING ACTIVITIES
Net activity on line of credit	(284,440)	3,274,593	734,532	(589,264)	2,360,081
Payments on capital lease obligations	(17,209)	(24,726)	(20,968)	(15,914)	(15,626)
Payment of dividends to parent	(566,580)	—	(882,491)	(574,491)	(889,180)

Net cash provided by (used in) financing activities	(868,229)	3,249,867	(168,927)	(1,179,669)	1,455,275

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	142,326	(314,888)	40,346	138,103	(35,533)
Cash and cash equivalents at beginning of period	308,511	450,837	135,949	135,949	176,295

Cash and cash equivalents at end of period	$450,837	$135,949	$176,295	$274,052	$140,762

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,			Nine Months Ended September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$39,286	$76,880	$74,243	$47,000	$72,939

Interest paid	$310,504	$445,860	$490,096	$346,634	$596,178

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisition of property and equipment through capital lease	$21,244	$28,960	$—	$—	$—

Capitalized lease incentives	$—	$134,639	$—	$—	$—

Dividends due to parent	$—	$185,000	$269,180	$260,500	$344,000

The accompanying notes are an integral part of these financial statements.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A. ORGANIZATION AND BASIS OF PRESENTATION

Organization

          Universal Power Group, Inc. (the “Company”), a Texas corporation, is a wholly-owned subsidiary of Zunicom, Inc. (“Zunicom”). The Company is a distributor and supplier to a diverse and growing range of industries of portable power and related synergistic products, a provider of third-party fulfillment and logistics services and a custom battery pack assembler. The Company’s primary logistics center is located in Carrollton, Texas and regional logistic centers are located in Oklahoma City, Oklahoma and Las Vegas, Nevada. The Company’s customers are primarily located in the United States. However, a small portion of the Company’s sales are to customers located in the United Kingdom, Australia, Ireland and Canada. The Company’s growth strategy is to further develop new business in Europe and Latin America and to establish logistics centers in strategic domestic and global locations to service these accounts.

Unaudited Interim Financial Information

          The interim financial information as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are unaudited. This unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim financial information includes all adjustments which are of a normal recurring nature and are necessary for a fair presentation of the financial position and results of operations for the periods presented. Results for the nine months ended September 30, 2006 are not necessarily indicative of results to be expected for the year ending December 31, 2006.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

          The Company considers all unrestricted highly-liquid investments with original maturities of three months or less to be cash and cash equivalents.

Accounts Receivable

          Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories

          Inventories consist of finished goods, primarily of batteries and security products related to the Company’s third party fulfillment services and materials used in the assembly of batteries into “packs”. All items are stated at the lower of cost, determined using the average cost method by specific part, or market. The Company performs periodic evaluations, based upon business trends, to specifically identify obsolete, slow moving and non-salable inventory. Inventory allowances are evaluated periodically to ensure they reflect current business trends.

          The Company is a significant supplier for Brink’s Home Security, Inc. (“Brinks”). In order to meet its obligations to Brinks, the Company maintains certain inventory levels at all times. Inventory held related to the Company’s relationship with Brinks, primarily security products, totaled approximately $5,800,000, $8,500,000

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and $9,900,000, respectively, at December 31, 2004, December 31, 2005 and September 30, 2006. Brinks is obligated to purchase from the Company any and all remaining inventory held by the Company pursuant to an agreement with Brinks (including inventory in transit) and reimburse the Company for any applicable cancellation fees to the manufacturer upon early termination of the relationship.

Property and Equipment

          Property and equipment are carried at cost. Depreciation and amortization of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Equipment leased under capital leases is amortized over the service life of the related asset or the term of the lease, whichever is shorter.

          At December 31, 2004, 2005 and September 30, 2006, property and equipment includes $112,085, $112,085 and $112,085, respectively, of assets which have been financed under capital leases. The accumulated amortization related to these assets at December 31, 2004, 2005 and September 30, 2006 totaled $35,991, $56,706 and $72,191, respectively. Amortization expense related to these assets during the years ended December 31, 2003, 2004, and 2005 totaled $13,653, $15,286, and $20,715, respectively. Amortization expense related to these assets during the nine month periods ended September 30, 2005 and 2006 totaled $15,536 and $15,485, respectively.

          Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

          The Company is included in the consolidated federal income tax return filed by Zunicom. Income taxes are calculated as if the Company filed on a separate return basis. Current income tax receivable/payable, if any, is recorded as a due from/to Parent and deferred tax assets and liabilities are recorded separately.

          The Company utilizes the asset and liability approach to accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Long-Lived Assets

          The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with SFAS No. 144, long-lived assets are reviewed when events or changes in circumstances indicate that their carrying value may not be recoverable. These evaluations include comparing the future undiscounted cash flows of such assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the assets are written down to their fair value using discounted cash flows. For the years ended December 31, 2003 and 2005 and for the nine month periods ended September 30, 2005 and 2006 there was no impairment of the value of such assets. For the year ended December 31, 2004, the Company wrote off certain fixed assets, primarily leasehold improvements from a prior lease. The related impairment charges recognized in 2004 totaled approximately $26,000.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Rent

          The Company’s operating lease for its primary office and warehouse space contains a free rent period and contains predetermined fixed increases of the minimum rental rate during the initial lease term. For this lease, the Company recognizes rental expense on a straight-line basis over the minimum lease term and records the difference between the amounts charged to expense and the rent paid as deferred rent. In addition, the landlord provided certain allowances for leasehold improvements on this office and warehouse space which have been recorded as deferred rent and leasehold improvements. The deferred rent will be amortized as an offset to rent expense over the remaining term of the related lease.

Revenue Recognition

          The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104 when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured.

          The Company is a distributor who purchases both finished goods and components from domestic and international suppliers. The Company adds value to products and components by packaging them in customer specified “kits” or tailor made units that are convenient for the customer to order and ship. Additionally, the Company has several customers that require specific battery solutions for inclusion in their own products. The Company will obtain the battery and necessary components and configure a new finished good unit based upon customer specifications. The Company refers to this process as a “value added service”. The Company recognizes sales of finished goods at the time the customer takes title to the product.

          The Company sells products to several customers in bulk quantities. The Company obtains the order from the customer and arranges for the delivery of the product directly from the Company’s vendor to the customer to reduce freight costs and wear and tear on the product from excessive handling. The Company refers to these transactions as “drop shipments” because the product is shipped directly from the Company’s vendor to the Company’s customer. The Company also has an inventory fulfillment agreement with Brinks. The Company purchases, handles, assembles and delivers installation components and tooling to Brinks and to independent Brinks authorized dealers. Revenues from drop shipment transactions and pursuant to the agreement with Brinks are recognized on a gross basis at the time the customer takes title to the product based on the Company’s analysis of the criteria defined in Emerging Issues Task Force (“EITF”) Issue No. 99-19 for gross revenue reporting. Specifically, (i) the Company is the primary obligor; (ii) the Company has general and physical loss inventory risk; (iii) the Company has credit risk; (iv) in most cases, the Company has discretion in supplier selection and product specifications; and (v) the Company has reasonable latitude within economic constraints to negotiate prices and terms with its customers.

Post Shipment Obligations

          The Company offers its customers a limited warranty for replacement of finished goods that do not function properly. Generally, the limited warranty period is for one year. The most common types of warranty claims are batteries that leak or batteries that do not provide the voltage they are intended to supply. The Company’s written warranty is limited to the replacement of the product purchased and does not cover the product the battery is intended to power. The Company’s replacement rate is insignificant, and is therefore recorded as a reduction of sales when the warranty expense is incurred. If the Company determines that a shipment of product had a manufacturing defect, the Company has recourse with the manufacturer to recover the replacement costs incurred. The costs of isolated or individual instances of defects are borne by the Company. At December 31, 2004, 2005 and September 30, 2006, the Company has a warranty reserve of approximately $10,000.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Advertising costs

          Advertising costs are charged to operations when incurred. Advertising expense was approximately $99,000, $102,000, and $95,000 for the years ended December 31, 2003, 2004, and 2005, respectively. Advertising expense was approximately $68,000 and $142,000 for the nine months ended September 30, 2005 and 2006, respectively.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping and Handling Costs

          Shipping and handling costs are charged to cost of sales in the accompanying statements of income.

Earnings Per Share

          Basic earnings per common share is computed by dividing income applicable to common shareholders by the weighted average number of common shares outstanding during each period. There are no common stock equivalents that would affect earnings per share for any period presented.

Use of Estimates and Assumptions

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Fair Value of Financial Information

          In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than carrying value of these financial instruments. The estimated fair value of cash equivalents, accounts receivable, prepaid expenses and other current assets, line-of-credit, accounts payable, and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments. The estimated fair value of capital lease obligations approximates the carrying amounts since they bear market rates of interest. None of these instruments are held for trading purposes.

Impact of Recently Issued Accounting Standards

          In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock Based Compensation, and superseded by Accounting Principles Bulletin (“APB”) Opinion 25, Accounting for Stock Issued to Employees. SFAS No. 123R focuses primarily on share-based payments for employee services, requiring these payments to be recorded using a fair-value-based method. The use of APB No. 25’s intrinsic value method of accounting for employee stock options has been eliminated. As a result, the fair value of stock options granted to employees in the future will be required to be expensed. The impact on the results of operations for the Company will be dependent on the number of options granted and the fair value of those options. For the Company, SFAS No. 123R is effective in 2006. The Company has not granted stock-based compensation in the past but intends to do so in the future.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE C. INVENTORIES

          Inventories at December 31, 2004, 2005 and September 30, 2006 consist of the following:

	December 31,
			September 30,
	2004	2005	2006

Battery and related inventory	$6,750,060	$9,973,047	$10,634,661
Security related inventory	5,948,172	8,581,729	10,071,030
Electronic components inventory	818,252	706,217	326,327
Inventory obsolescence reserve	(263,313)	(150,715)	(270,715)

	$13,253,171	$19,110,278	$20,761,303

NOTE D. LINE OF CREDIT

          The Company has a line of credit agreement with a bank which provides for interest payable monthly at LIBOR Index rate plus 2.5% (6.79% at December 31, 2005) and matures May 5, 2007. On July 25, 2005, the Company entered into an agreement with the bank fixing the interest rate at 6.99% on the first $6,000,000 of borrowings and LIBOR Index Rate plus 2.5% on the balance of the outstanding borrowings under the line of credit. The line of credit is due on demand and is secured by accounts receivable, inventories, and equipment of the Company. The line’s availability is based on a borrowing formula, which allows for borrowings equal to eighty-five percent (85.0%) of the Company’s eligible accounts receivable and a percentage of eligible inventories. In addition, the Company must maintain certain financial covenants including ratios on fixed charge coverage and minimum tangible net worth, as well as maximum debt to tangible net worth and an interest coverage ratio. On March 23, 2006, the Company entered into a renewal and modification agreement on the line of credit agreement with the bank. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable (as defined in the Security Agreement) plus fifty percent (50.0%) of the value of Borrower’s Eligible Inventory (as defined in the Security Agreement) provided, however, that the foregoing sub-limit upon availability with respect to Borrower’s Eligible Inventory shall not exceed eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable at any one time outstanding.

          On April 18, 2006, the Company entered into the second renewal and modification agreement with the bank which increased the Company’s line of credit from $12,000,000 to $16,000,000. The advance formula referenced in the Security Agreement as the “Borrowing Base” was modified as follows: eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable (as defined in the Security Agreement) plus fifty percent (50.0%) of the value of Borrower’s Eligible Inventory (as defined in the Security Agreement). Advances against Borrower’s Eligible Inventory shall not exceed the lesser of (a) $8,500,000 or (b) an amount equal to the product of (i) one and one-half (1.5), multiplied by (ii) eighty-five percent (85.0%) of the outstanding value of Borrower’s Eligible Accounts Receivable at any one time outstanding. At December 31, 2004 and 2005, $8,526,903 and $9,261,435, respectively, was outstanding under the line of credit and $3,473,097 and $2,231,019, respectively, remained available for borrowings under the line of credit based on the borrowing formula.

          The interest rate on borrowings above $6,000,000 was 7.82% at September 30, 2006. At September 30, 2006, $11,621,516 was outstanding under the line of credit and $2,827,586 remained available for borrowings under the line of credit based on the borrowing formula.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E. CAPITAL LEASE OBLIGATIONS

          Minimum future lease payments under capital leases and the present value of the minimum lease payments as of December 31, 2005 are as follows:

2006	$22,988
2007	19,572
2008	6,721
Less amount representing interest	(2,965)

Present value of minimum lease payments	46,316
Less current portion	(20,977)

$25,339

NOTE F. RELATED PARTY TRANSACTIONS

          The Company paid management fees to Zunicom, its parent, of $480,000, $440,000, and $480,000 during the years ended December 31, 2003, 2004, and 2005, respectively. The Company paid management fees to Zunicom of $360,000 and $360,000 for the nine months ended September 30, 2005 and 2006, respectively.

          The Company declared $566,580 of dividends payable to Zunicom and paid cash dividends of $566,580 to Zunicom during the year ended December 31, 2003. The Company declared $185,000 of dividends payable to Zunicom during the year ended December 31, 2004. This amount was recorded as a payable and was included in the due to parent amount in the accompanying 2004 balance sheet. The Company declared $966,671 of dividends payable to Zunicom and paid cash dividends of $882,491 to Zunicom during the year ended December 31, 2005. At December 31, 2005 the balance due to Zunicom included a dividend payable of $269,180.

          The Company declared cash dividends totaling $964,000 during the nine months ended September 30, 2006 of which $344,000 is payable to Zunicom as of September 30, 2006. This payable is included in the due to parent amount in the accompanying balance sheet. The Company paid cash dividends to Zunicom of $889,180 during the nine months ended September 30, 2006.

          At December 31, 2004, 2005 and September 30, 2006, the Company was due $63,888, $117,626 and $176,536, respectively, from a related party entity that is also a subsidiary of Zunicom. These amounts due are related to expenses paid by the Company on behalf of the related party.

          At December 31, 2004, 2005 and September 30, 2006, the due to parent on the accompanying balance sheet includes $1,689,267, $2,500,749 and $3,388,140, respectively, of income taxes payable to Zunicom related to the Company’s allocation of current income tax expense.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE G. INCOME TAXES

          Deferred tax assets and liabilities at December 31, 2004, 2005 and September 30, 2006 consist of the following:

	December 31,
			September 30, 2006
	2004	2005

Deferred tax assets:
Inventory obsolescence	$89,526	$51,243	$92,043
Allowance for doubtful accounts	66,811	68,001	90,101
Accrued liabilities	17,000	68,056	131,875

Current deferred tax asset	$173,337	$187,300	$314,019

Non-current deferred tax liability	$(37,464)	$(53,728)	$(55,604)

          The non-current deferred tax liability arises from the different useful lives and depreciation methods for depreciating assets for federal income tax purposes.

          The Company’s income tax expense for the years ended December 31, 2003, 2004 and 2005 is comprised as follows:

	2003	2004	2005

Deferred income tax expense (benefit)	$(28,076)	$(54,275)	$2,301
Current income tax expense	712,926	401,414	811,482

Income tax expense	$684,850	$347,139	$813,783

          The Company’s income tax expense for the years ended December 31, 2003, 2004, and 2005 differed from the statutory federal rate of 34 percent as follows:

	2003	2004	2005

Statutory rate applied to income before income taxes	$545,148	$253,231	$662,360
Amounts not deductible for income tax purposes	42,704	46,990	56,575
State income taxes, net of federal income tax effect	83,329	46,918	94,848
Change in previous year estimate	13,669	—	—

Income tax expense	$684,850	$347,139	$813,783

NOTE H. CREDIT CONCENTRATIONS AND SIGNIFICANT CUSTOMERS

          Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

          Cash and cash equivalents are at risk to the extent that they exceed Federal Deposit Insurance Corporation insured amounts. To minimize this risk, the Company places its cash and cash equivalents with high credit quality financial institutions.

          In the normal course of business, the Company extends unsecured credit to virtually all of its customers. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which may become uncollectible. In the event of complete non-performance by the Company’s customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of non-performance.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE H. CREDIT CONCENTRATIONS AND SIGNIFICANT CUSTOMERS (Continued)

          At December 31, 2004, 2005 and September 30, 2006, the Company had receivables due from a significant customer who comprised approximately 46%, 48% and 41%, respectively, of total trade receivables. During the years ended December 31, 2003, 2004, and 2005, the Company had one customer who accounted for 50%, 51%, and 56%, respectively, of net sales, and another customer who during the year ended December 31, 2003 accounted for 10% of net sales. During the nine month periods ended September 30, 2005 and 2006, the Company had one customer who accounted for 64% and 59%, respectively, of net sales. The loss of this significant customer would materially decrease the Company’s net sales.

          A significant portion of the Company’s inventory purchases are from two suppliers, representing approximately 37% and 22% for the year ended December 31, 2003, 44% and 19% for the year ended December 31, 2004, and approximately 44% and 22% for the year ended December 31, 2005. The Company purchased approximately 61%, 61%, and 70%, respectively, of its product through domestic sources with the remainder purchased from international sources, predominately in the Pacific Rim and mainland China, for the years ended December 31, 2003, 2004, and 2005. The majority of the Company’s international purchases are coordinated through an independent consultant. The Company does not anticipate any changes in the relationships with these suppliers or the independent consultant; however, if such a change were to occur, the Company believes it has alternative sources available.

NOTE I. COMMITMENTS AND CONTINGENCIES

Litigation

          The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company’s consolidated financial position, operating results, or cash flows. However, there can be no assurance that such legal proceedings will not have a material impact.

Operating Leases

          The Company leases certain office and warehouse facilities under various non-cancelable operating leases. On February 1, 2002, the Company entered into a lease for a warehouse facility. The Company entered into an amendment to the lease to extend the terms of the lease from February 1, 2004 to December 31, 2009. This amendment included increased rental space, a rent holiday for six months during 2004, leasehold incentives including build-out of the facility that totaled approximately $134,000, and rent price escalation throughout the term of the lease. Minimum future payments on these leases as of December 31, 2005 are as follows:

Years ending December 31,

2006	$386,469
2007	400,793
2008	434,992
2009	334,890

$1,557,144

          Rent expense for the years ended December 31, 2003, 2004, and 2005 totaled approximately $360,000, $464,000, and $451,000, respectively. Rent expense for the nine month periods ended September 30, 2005 and 2006 totaled approximately $340,953 and $433,422, respectively.

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE I. COMMITMENTS AND CONTINGENCIES (Continued)

Employment Agreements

          The Company has employment agreements with two key officers of the Company. The agreements call for severance compensation in the event the officers employment is terminated by reason of (i) the death, illness or incapacity of the officer; (ii) the termination of the officer’s employment by the Company for any reason other than act of breach; or (iii) the termination of the officer’s employment by the officer because of a substantial breach of the employment agreement by the Company. If severance compensation is required, the Company will pay the officer a lump sum equal to twelve months of the officer’s current salary plus twelve months of Cobra insurance coverage for the officer and the officer’s family. One of the key officers is also entitled to an annual incentive bonus on a target net income amount based upon the Company’s annual operating budget as more thoroughly defined in his employment agreement. This bonus is payable annually and is payable for the calendar year in which the officer is terminated. This officer is also entitled to receive an option to purchase 10% of the outstanding common stock of the Company upon the closing of a spin-off or public offering of the Company. The other key officer may be paid an annual incentive bonus to be determined solely by the Board of Directors of the Company at the end of each year. This officer is also entitled to receive an option to purchase 7.5% of the outstanding common stock of the Company upon the closing of a spin-off or public offering of the Company. Both employment agreements state that any options granted to these two key officers will be fully vested and immediately exercisable for a period of five years at a per share exercise price equal to the average market price for the shares of common stock of the Company during the four-week period following the closing of the spin-off or public offering. Both agreements contain anti-dilution provisions.

NOTE J. EMPLOYEE BENEFIT PLAN

          The Company established and continues to maintain a 401(k) Plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. All employees who are at least 18 years of age are eligible to participate in the plan. There is no minimum service requirement to participate in the plan. Under the plan, an eligible employee can elect to defer from 1% to 85% of his salary. The Company may, at its sole discretion, contribute and allocate to plan participant’s account a percentage of the plan participant’s contribution. There were no Company contributions for the nine month periods ended September 30, 2005 and 2006 or the years ended December 31, 2003, 2004, and 2005.

NOTE K. QUARTERLY FINANCIAL INFORMATION (Unaudited)

          Selected quarterly financial information (unaudited) for the years ended December 31, 2004 and 2005 is set forth below:

2004	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss) Per Share	Weighted Average Shares Outstanding

First quarter	$14,075,664	$1,947,897	$(40,966)	$(0.08)	493,905
Second quarter	$16,167,901	$2,029,630	$74,606	$0.15	493,905
Third quarter	$18,196,556	$2,249,156	$166,599	$0.34	493,905
Fourth quarter	$18,719,424	$2,577,150	$197,420	$0.40	493,905
For the year	$67,159,545	$8,803,833	$397,659	$0.81	493,905

UNIVERSAL POWER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE K. QUARTERLY FINANCIAL INFORMATION (Unaudited) (Continued)

2005	Net Sales	Gross Profit	Net Income	Net Income Per Share	Weighted Average Shares Outstanding

First quarter	$17,402,572	$2,145,194	$176,509	$0.36	493,905
Second quarter	$20,446,237	$2,612,326	$278,914	$0.56	493,905
Third quarter	$22,111,952	$3,015,847	$435,952	$0.88	493,905
Fourth quarter	$21,314,414	$2,541,573	$242,961	$0.49	493,905
For the year	$81,275,175	$10,314,940	$1,134,336	$2.30	493,905

NOTE L. SUBSEQUENT EVENTS

          On September 12, 2006, the Company filed a registration statement on Form S-1 with the United States Securities and Exchange Commission for an underwritten initial public offering of the Company’s common stock. The registration statement was amended on September 14, 2006 and October 26, 2006. The registration statement is not yet effective. The securities covered by the registration statement may not be sold nor may offers for the securities covered by the registration statement be accepted prior to the time the registration statement becomes effective. Nothing contained herein constitutes an offer to sell or the solicitation of an offer to purchase the securities covered by the registration statement. A written prospectus, when available, may be obtained from the managing underwriter of the offering, Ladenburg Thalmann & Co. Inc., 153 East 53rd Street, New York, New York 10022.

          As currently contemplated, immediately before the effective date of the registration statement, approximately $530,000 of the $3,723,916 balance recorded as due parent at September 30, 2006 will be forgiven by Zunicom. A portion of the balance totaling $2.85 million will be evidenced by an unsecured promissory note to be issued by the Company to Zunicom and the remaining balance will be paid to Zunicom. The note will bear interest at 6% per annum and will mature 66 months from the date of issuance. Interest on the unpaid principal amount of this note will be payable quarterly, in arrears, and the principal amount will be repaid in 16 equal quarterly installments of $178,125 beginning 21 months after the date of issuance.

          In addition, as currently contemplated, immediately before the effective date of the registration statement, the Company will declare a dividend payable to Zunicom. The exact amount of the dividend will be determined immediately before the effective date of the registration statement and will equal the difference between $10 million and the gross proceeds realized by Zunicom from the sale of the Company’s shares that it owns that are covered by the registration statement. The dividend will be evidenced by a note payable, which will have a maturity date 66 months from the date of issuance (the date of this prospectus) and which will bear interest at the rate of 6% per annum. Interest on the unpaid principal amount of this note will be payable quarterly, in arrears, and the principal amount will be repaid to the extent of the net proceeds from the sale of shares covered by the over-allotment option and the balance in 16 equal quarterly installments beginning 21 months after the date of issuance.

          On October 25, 2006 the Company’s Board of Directors authorized a forward stock split of 6.07404258 shares for each share of common stock outstanding on such date. As a result, the number of shares of common stock issued and outstanding increased from 493,905 to 3,000,000. All information in these statements gives retroactive effect to the stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
  Universal Power Group, Inc.

          Under date of February 24, 2006, except for Note D to which the date is April 18, 2006 and Note L to which the date is October 25, 2006, we reported on the balance sheets of Universal Power Group, Inc. as of December 31, 2004 and 2005, and the related statements of income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005, which are included in this Registration Statement and Prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule in this Registration Statement and Prospectus. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

          In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KBA GROUP LLP
Dallas, Texas
February 24, 2006

S-1

UNIVERSAL POWER GROUP, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For three Years Ended December 31, 2005

Description	Balance at Beginning of Period	Additions Charged to Expense or other	Deductions	Balance at End of Period

Inventory obsolescence reserve:
Year ended:
December 31, 2003	$175,164	$36,680	$—	$211,844
December 31, 2004	$211,844	$90,000	$(38,531)	$263,313
December 31, 2005	$263,313	$55,962	$(168,560)	$150,715
Accounts receivable reserve:
Year ended:
December 31, 2003	$97,602	$276,126	$(165,344)	$208,384
December 31, 2004	$208,384	$173,744	$(185,626)	$196,502
December 31, 2005	$196,502	$48,187	$(44,687)	$200,002

S-2

UNIVERSAL POWER GROUP, INC.

3,000,000
Shares of Common Stock

PROSPECTUS

Ladenburg Thalmann & Co. Inc.	Wunderlich Securities, Inc.

___________, 200_

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by us. Other than the SEC registration fee and the NASD filing fees all of such expenses are estimated.

SEC Registration fee	$3,842
NASD fee	$4,091
American Stock Exchange listing fee	$50,000	*
Printing expenses	$65,000	*
Accounting fees and expenses	$115,000	*
Legal fees and expenses	$255,000	*
Transfer agent and registrar fees and expenses	$2,000	*
“Road Show” and miscellaneous other expenses	$45,067	*

Total	$540,000	*

*	Estimated

Item 14. Indemnification of Directors and Officers

          Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he was, is, or is threatened to be made a named defendant by reason of his position as director or officer, provided that he conducted himself in good faith and reasonably believed that, in the case of conduct in his official capacity as a director or officer of the corporation, such conduct was in the corporation’s best interests; and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, a director or officer may be indemnified only if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.

          Under our amended and restated articles of incorporation, (the “Articles of Incorporation”), no director of the registrant will be liable to the registrant or any of its stockholders for monetary damages for an act or omission in the director’s capacity as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omission not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any transaction for which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, (iv) for acts or omissions for which the liability of a director is expressly provided by statute, or (v) for acts related to an unlawful stock repurchase or dividend payment. The Articles of Incorporation further provide that, if the statutes of Texas are amended to further limit the liability of a director, then the liability of the company’s directors will be limited to the fullest extent permitted by any such provision.

          Our bylaws provide for indemnification of officers and directors of the registrant and persons serving at the request of the registrant in such capacities for other business organizations against certain losses, costs, liabilities, and expenses incurred by reason of their positions with the registrant or such other business organizations. We also have policies insuring its officers and directors and certain officers and directors of its wholly owned subsidiaries against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Act”).

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our amended and restated articles of incorporation, bylaws and the Texas Business Corporation Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

          The Underwriting Agreement provides for reciprocal indemnification between us and our controlling persons, on the one hand, and the underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

          None

Item 16. Exhibits

Exhibits No.	Description
1	Form of Underwriting Agreement**
3(i)	Amended and Restated Certificate of Formation (including Amended and Restated Articles of Incorporation)**
3(ii)	Amended and Restated Bylaws**
4.1	Specimen stock certificate
4.2	Form of representatives’ warrant**
5	Opinion of Morse, Zelnick, Rose & Lander, LLP**
10.1(a)	Form of 2006 Stock Option Plan**
10.1(b)	Form of Stock Option Agreement
10.2	Form of Randy Hardin Employment Agreement**
10.3	Form of Ian Edmonds Employment Agreement**
10.4	Form of Mimi Tan Employment Agreement**
10.5	(a) Revolving Credit and Security Agreement with Compass Bank(1)**
(b) Renewal and Modification Agreement, dated March 23, 2006(2)**
(c) Renewal and Modification Agreement, dated April 18, 2006**
(d) First Amendment to Master Revolving Promissory Note**
10.6	Purchase Agreement, dated June 1, 2004, with Brinks Home Security†**
10.7	Real Property Lease for 1720 Hayden Road, Carrollton, Texas**
10.8	Real Property Lease for 11605-B North Santa Fe, Oklahoma City, Oklahoma**
10.9	Real Property Lease for Las Vegas, Nevada**
10.10	Agreement with Import Consultants**
10.11(a)	Form of Promissory Note in the amount of $2,850,000 payable to Zunicom**
10.11(b)	Form of Promissory Note in the amount of $2,000,000 payable to Zunicom**
10.12	Director-Nominee Consents
a) Leslie Bernhard**
b) Marvin I. Haas**
c) Garland P. Asher**
d) Robert M. Gutkowski**
10.13	Third Party Logistics & Purchase Agreement, dated as of November 20, 2006, with Brinks Home Security†**
21.1	Subsidiaries**
23.1	Consent of KBA Group LLP
23.2	Consent of Morse, Zelnick, Rose & Lander, LLP**
24	Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.

†	Portions omitted pursuant to a request for confidential treatment.

(1)	Incorporated by reference to Exhibit 10.11 to Zunicom Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005.

(2)	Incorporated by reference to Exhibit 10.13 to Zunicom Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 30, 2006.

Item 17. Undertakings

          A. The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          (i) If the registrant is relying on Rule 430B:

          (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

          (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in this registration statement or a prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

          (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (8) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (9) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on December 13, 2006.

UNIVERSAL POWER GROUP, INC.

by: /s/ RANDY HARDIN

Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ RANDY HARDIN	Chief Executive Officer (Principal Executive Officer), President and Director	December 13, 2006

Randy Hardin

/s/ JULIE SANSOM-REESE	Chief Financial Officer (Principal Financial and Accounting Officer)	December 13, 2006

Julie Sansom-Reese

/s/ WILLIAM TAN*	Chairman of the Board	December 13, 2006

William Tan

/s/ IAN C. EDMONDS	Director	December 13, 2006

Ian Edmonds

*By:	IAN C. EDMONDS

Ian C. Edmonds
Attorney-in-fact

EXHIBIT INDEX

Exhibits No.	Description

1	Form of Underwriting Agreement**
3(i)	Amended and Restated Certificate of Formation (including Amended and Restated Articles of Incorporation)**
3(ii)	Amended and Restated Bylaws**
4.1	Specimen stock certificate
4.2	Form of representatives’ warrant**
5	Opinion of Morse, Zelnick, Rose & Lander, LLP**
10.1(a)	Form of 2006 Stock Option Plan**
10.1(b)	Form of Stock Option Agreement
10.2	Form of Randy Hardin Employment Agreement**
10.3	Form of Ian Edmonds Employment Agreement**
10.4	Form of Mimi Tan Employment Agreement**
10.5	(a) Revolving Credit and Security Agreement with Compass Bank(1)**
(b) Renewal and Modification Agreement, dated March 23, 2006(2)**
(c) Renewal and Modification Agreement, dated April 18, 2006**
(d) First Amendment to Master Revolving Promissory Note**
10.6	Purchase Agreement, dated June 1, 2004, with Brinks Home Security†**
10.7	Real Property Lease for 1720 Hayden Road, Carrollton, Texas**
10.8	Real Property Lease for 11605-B North Santa Fe, Oklahoma City, Oklahoma**
10.9	Real Property Lease for Las Vegas, Nevada**
10.10	Agreement with Import Consultants**
10.11(a)	Form of Promissory Note in the amount of $2,850,000 payable to Zunicom**
10.11(b)	Form of Promissory Note in the amount of $2,000,000 payable to Zunicom**
10.12	Director-Nominee Consents
a) Leslie Bernhard**
b) Marvin I. Haas**
c) Garland P. Asher**
d) Robert M. Gutkowski**
10.13	Third Party Logistics & Purchase Agreement, dated as of November 20, 2006, with Brinks Home Security†**
21.1	Subsidiaries**
23.1	Consent of KBA Group LLP
23.2	Consent of Morse, Zelnick, Rose & Lander, LLP**
24	Power of Attorney (included in signature page)**

*	To be filed by amendment.

**	Previously filed.

†	Portions omitted pursuant to a request for confidential treatment.

(1)	Incorporated by reference to Exhibit 10.11 to Zunicom Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005.

(2)	Incorporated by reference to Exhibit 10.13 to Zunicom Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 30, 2006.